Exhibit 99.1

Consolidated Balance Sheets

	At December 31,
(Millions)	2017	2016
Assets:
Current assets:
Cash and cash equivalents	$4,076	$17,996
Investments	2,280	3,046
Premiums receivable, net	2,240	2,356
Other receivables, net	2,831	2,224
Reinsurance recoverables	1,050	292
Accrued investment income	193	232
Income taxes receivable	365	44
Other current assets	2,488	2,259

Total current assets	15,523	28,449

Long-term investments	17,793	21,833
Reinsurance recoverables	3,323	727
Goodwill	10,571	10,637
Other acquired intangible assets, net	1,180	1,442
Property and equipment, net	586	587
Deferred income taxes	195	—
Other long-term assets	1,684	1,480
Separate Accounts assets	4,296	3,991

Total assets	$55,151	$69,146

Liabilities and shareholders’ equity:
Current liabilities:
Health care costs payable	$5,815	$6,558
Future policy benefits	604	645
Unpaid claims	850	801
Unearned premiums	654	556
Policyholders’ funds	2,918	2,772
Current portion of long-term debt	999	1,634
Accrued expenses and other current liabilities	4,997	5,728

Total current liabilities	16,837	18,694

Future policy benefits	5,763	5,929
Unpaid claims	1,922	1,703
Policyholders’ funds	739	812
Long-term debt, less current portion	8,160	19,027
Deferred income taxes	—	4
Other long-term liabilities	1,597	1,043
Separate Accounts liabilities	4,296	3,991

Total liabilities	39,314	51,203

Commitments and contingencies (Note 17)
Shareholders’ equity:
Common stock ($.01 par value; 2.5 billion shares authorized and 326.8 million shares issued and outstanding in 2017; 2.5 billion shares authorized and 351.7 million shares issued and outstanding in 2016) and additional paid-in capital	4,706	4,716
Retained earnings	12,118	14,717
Accumulated other comprehensive loss	(1,244)	(1,552)

Total Aetna shareholders’ equity	15,580	17,881

Non-controlling interests	257	62

Total equity	15,837	17,943

Total liabilities and equity	$55,151	$69,146

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2017	2016	2015
Revenue:
Health care premiums	$52,022	$54,116	$51,618
Other premiums	1,872	2,182	2,171
Fees and other revenue (1)	5,930	5,861	5,696
Net investment income	950	910	917
Net realized capital (losses) gains	(239)	86	(65)

Total revenue	60,535	63,155	60,337

Benefits and expenses:
Health care costs (2)	42,753	44,255	41,712
Current and future benefits	1,875	2,101	2,121
Operating expenses:
Selling expenses	1,598	1,678	1,611
General and administrative expenses	10,466	10,407	10,033

Total operating expenses	12,064	12,085	11,644
Interest expense	442	604	369
Amortization of other acquired intangible assets	272	247	255
Loss on early extinguishment of long-term debt	246	—	—
Reduction of reserve for anticipated future losses on discontinued products	(109)	(128)	—

Total benefits and expenses	57,543	59,164	56,101

Income before income taxes	2,992	3,991	4,236
Income tax expense	1,087	1,735	1,841

Net income including non-controlling interests	1,905	2,256	2,395

Less: Net income (loss) attributable to non-controlling interests	1	(15)	5

Net income attributable to Aetna	$1,904	$2,271	$2,390

Earnings per common share:
Basic	$5.71	$6.46	$6.84

Diluted	$5.68	$6.41	$6.78

(1)	Fees and other revenue include administrative services contract member co-payments and plan sponsor reimbursements related to our home delivery and specialty pharmacy operations of $130 million, $128 million and $112 million for 2017, 2016 and 2015, respectively (net of pharmaceutical and processing costs of $1.4 billion for 2017 and 1.3 billion for each of 2016 and 2015).
(2)	Health care costs have been reduced by Insured member co-payments related to our home delivery and specialty pharmacy operations of $115 million, $115 million and $117 million for 2017, 2016 and 2015, respectively.

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the Years Ended December 31,
(Millions)	2017	2016	2015
Net income including non-controlling interests	$1,905	$2,256	$2,395
Other comprehensive income (loss), net of tax:
Previously impaired debt securities	(11)	(3)	(16)
All other securities	29	(15)	(256)
Derivatives and foreign currency	231	(161)	(13)
Pension and OPEB plans	59	(43)	66

Other comprehensive income (loss)	308	(222)	(219)

Comprehensive income including non-controlling interests	2,213	2,034	2,176

Less: Comprehensive income (loss) attributable to non-controlling interests	1	(15)	5

Comprehensive income attributable to Aetna	$2,212	$2,049	$2,171

Refer to accompanying Notes to Consolidated Financial Statements, including Note 14 for further information about other comprehensive income (loss).

Consolidated Statements of Shareholders’ Equity

		Attributable to Aetna
(Millions)	Number of Common Shares Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Aetna Shareholders’ Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2014	349.8	$4,542	$11,052	$(1,111)	$14,483	$69	$14,552
Net income	—	—	2,390	—	2,390	5	2,395
Other decreases in non-controlling interest	—	—	—	—	—	(9)	(9)
Other comprehensive loss (Note 14)	—	—	—	(219)	(219)	—	(219)
Common shares issued for benefit plans, including tax benefits, net of employee tax withholdings	2.7	105	—	—	105	—	105
Repurchases of common shares	(3.0)	—	(296)	—	(296)	—	(296)
Dividends declared	—	—	(349)	—	(349)	—	(349)

Balance at December 31, 2015	349.5	4,647	12,797	(1,330)	16,114	65	16,179
Net income (loss)	—	—	2,271	—	2,271	(15)	2,256
Other increases in non-controlling interest	—	—	—	—	—	12	12
Other comprehensive loss (Note 14)	—	—	—	(222)	(222)	—	(222)
Common shares issued for benefit plans, including tax benefits, net of employee tax withholdings	2.2	69	—	—	69	—	69
Dividends declared	—	—	(351)	—	(351)	—	(351)

Balance at December 31, 2016	351.7	4,716	14,717	(1,552)	17,881	62	17,943
Net income	—	—	1,904	—	1,904	1	1,905
Other increases in non-controlling interest	—	—	—	—	—	194	194
Other comprehensive income (Note 14)	—	—	—	308	308	—	308
Common shares issued for benefit plans, net of employee tax withholdings	2.1	(10)	—	—	(10)	—	(10)
Repurchases of common shares	(27.0)	—	(3,845)	—	(3,845)	—	(3,845)
Dividends declared	—	—	(658)	—	(658)	—	(658)

Balance at December 31, 2017	326.8	$4,706	$12,118	$(1,244)	$15,580	$257	$15,837

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2017	2016	2015
Cash flows from operating activities:
Net income including non-controlling interests	$1,905	$2,256	$2,395
Adjustments to reconcile net income to net cash (used for) provided by operating activities:
Net realized capital losses (gains)	239	(86)	65
Depreciation and amortization	705	681	671
Debt fair value amortization	(17)	(30)	(30)
Equity in earnings of affiliates, net	(105)	(6)	(31)
Stock-based compensation expense	187	191	181
Reduction of reserve for anticipated future losses on discontinued products	(109)	(128)	—
Amortization of net investment premium	69	79	84
Loss on early extinguishment of long-term debt	246	—	—
Gain on sale of businesses	(88)	—	—
Changes in assets and liabilities:
Premiums due and other receivables	(809)	(153)	(616)
Income taxes	(672)	155	31
Other assets and other liabilities	(1,445)	669	646
Health care and insurance liabilities	(624)	91	470
Distributions from partnership investments	54	—	—

Net cash (used for) provided by operating activities	(464)	3,719	3,866

Cash flows from investing activities:
Proceeds from sales and maturities of investments	12,144	14,741	12,299
Cost of investments	(10,370)	(14,852)	(12,943)
Additions to property, equipment and software	(410)	(270)	(363)
Proceeds from sale of businesses, net of cash transferred	1,390	—	—
Cash used for acquisitions, net of cash acquired	(24)	—	(20)

Net cash provided by (used for) investing activities	2,730	(381)	(1,027)

Cash flows from financing activities:
Issuance of long-term debt	988	12,886	—
Repayment of long-term debt	(12,734)	—	(229)
Repayment of short-term debt	—	—	(500)
Deposits and interest credited to investment contracts net of (withdrawals)	1	1	(35)
Common shares issued under benefit plans, net	(180)	(139)	(143)
Stock-based compensation tax benefits	—	—	53
Settlements from repurchase agreements	—	—	(202)
Common shares repurchased	(3,845)	—	(296)
Dividends paid to shareholders	(583)	(351)	(349)
Net payment on interest rate derivatives	—	(274)	(25)
Contributions (distributions), non-controlling interests	167	11	(9)

Net cash (used for) provided by financing activities	(16,186)	12,134	(1,735)

Net (decrease) increase in cash and cash equivalents	(13,920)	15,472	1,104
Cash and cash equivalents, beginning of period	17,996	2,524	1,420

Cash and cash equivalents, end of period	$4,076	$17,996	$2,524

Supplemental cash flow information:
Interest paid	$453	$541	$338
Income taxes paid	1,759	1,580	1,755

Refer to accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.	Organization

We conduct our operations in three business segments:

•	Health Care consists of medical, pharmacy benefit management services, dental, behavioral health and vision plans offered on both an Insured basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk) and emerging business products and services that complement and enhance our medical products. We also offer Medicare and Medicaid products and services and other medical products, such as medical management and data analytics services, medical stop loss insurance, workers’ compensation administrative services and products that provide access to our provider networks in select geographies. We no longer sell individual Commercial products, and we exited the individual Public Exchanges in 2018.

•	Group Insurance primarily includes group life insurance and group disability products. Group life insurance products are offered on an Insured basis. Group disability products are offered to employers on both an Insured and an ASC basis. Group Insurance also includes long-term care products that were offered primarily on an Insured basis. We no longer solicit or accept new long-term care customers. During the fourth quarter of 2017, we sold a substantial portion of our Group Insurance business to Hartford Life and Accident Insurance Company (“HLAIC”) (refer to Note 3 for additional information).

•	Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax-qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. Large Case Pensions also includes certain discontinued products (refer to Note 19 for additional information).

Our three business segments are distinct businesses that offer different products and services. Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. We evaluate the performance of these business segments based on pre-tax adjusted earnings (income before income taxes attributable to Aetna, excluding net realized capital gains or losses, amortization of other acquired intangible assets and other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance).

Effective for the first quarter of 2018, we will realign our business segments to correspond with changes to our management structure and internal management reporting which reflect our evolving business strategy of helping our members live healthier lives. As a result of this realignment, our operations will now be conducted in the Health Care reportable segment. Health Care offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services to large and small employers, public sector employers, and Medicaid and Medicare beneficiaries. Our Health Care products are offered on both an Insured basis and an employer-funded basis. Health Care also includes emerging business products and services that complement and enhance our medical products.

Effective for the first quarter of 2018, we will present the remainder of our financial results in the Corporate/Other category, which will consist of:

•	Products for which we no longer solicit or accept new customers such as our large case pensions and long-term care products;

•	Contracts we have divested through reinsurance or other contracts, such as our domestic group life insurance, group disability insurance and absence management businesses; and

•	Corporate expenses not supporting business operations, including transaction and integration-related costs, income taxes, interest expense on our outstanding debt and the financing components of our pension and other postretirement employee benefit plans (“OPEB”) expense.

Refer to Note 18 for segment financial information.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Aetna and the subsidiaries that we control. All significant intercompany balances have been eliminated in consolidation. The Company has evaluated subsequent events from the financial statement date through the date the financial statements were issued and determined there were no subsequent events to disclose other than as disclosed in Notes 1, 13, 16 and 18.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes. We consider the following accounting estimates critical in the preparation of the accompanying consolidated financial statements: health care costs payable, other insurance liabilities, recoverability of goodwill and other acquired intangible assets, measurement of defined benefit pension and other postretirement employee benefit plans, other-than-temporary impairment of debt securities, revenue recognition, allowance for estimated terminations and uncollectible accounts and accounting for certain provisions of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (as amended, collectively, the “ACA”). We use information available to us at the time estimates are made; however, these estimates could change materially if different information or assumptions were used. Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Cash and Cash Equivalents

Cash and cash equivalents include cash on-hand and debt securities with an original maturity of three months or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term nature of these investments. Cash and cash equivalents at December 31, 2016 included approximately $13 billion of highly-rated money market fund investments related to the net proceeds received from the 2016 senior notes we issued in June 2016 to partially fund our then pending acquisition of Humana Inc. (the “Humana Transaction”). These money market funds had average maturities of 60 days or less and were redeemable daily at par value plus accrued dividends with specified yield rates.

Investments

Debt and Equity Securities

Debt and equity securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt and equity securities. Debt securities are classified as either current or long-term investments based on their contractual maturities unless we intend to sell an investment within the next twelve months, in which case it is classified as current on our Consolidated Balance Sheets. We have classified our debt and equity securities as available for sale and carry them at fair value. Refer to Note 5 for additional information on how we estimate the fair value of these investments.

The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. If a decline in the fair value of a debt security is considered other-than-temporary, the cost basis or carrying value of the debt security is written down. The write-down is then bifurcated into its credit and non-credit related components. The amount of the credit-related component is included in our operating results, and the amount of the non-credit related component is included in other comprehensive income, unless we intend to sell the debt security or it is more likely than not that we will be required to sell the debt security prior to its anticipated recovery of its amortized cost basis. We do not accrue interest on debt securities when management believes the collection of interest is unlikely. If we intend to sell an equity security, we will recognize the unrealized capital gain or loss in our operating results.

Mortgage Loans

We value our mortgage loan investments on our balance sheet at the unpaid principal balance, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in our portfolio.

The impairment evaluation described above also considers characteristics and risk factors attributable to the aggregate portfolio. We establish an additional allowance for loan losses if it is probable that there will be a credit loss on a group of similar mortgage loans. We consider the following characteristics and risk factors when evaluating if a credit loss is probable on a group of similar mortgage loans: loan-to-value ratios, property type (e.g., office, retail, apartment, industrial), geographic location, vacancy rates and property condition. As a result of that evaluation, we determined that a credit loss was not probable and did not record any additional allowance for groups of similar mortgage loans in 2017, 2016 or 2015.

We record full or partial impairments of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. Interest income on a potential problem loan or restructured loan is accrued to the extent we deem it collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans is recognized on a cash basis. Cash payments on loans in the process of foreclosure are treated as a return of principal. Mortgage loans with a maturity date or a committed prepayment date within twelve months are classified as current on our Consolidated Balance Sheets.

Other Investments

Other investments consist primarily of the following:

•	Private equity and hedge fund limited partnerships, which are carried at fair value on our Consolidated Balance Sheets. The fair values of private equity limited partnerships are estimated based on the fair value of the underlying investment funds provided by the general partner or manager of the investments, the financial statements of which generally are audited. We typically do not have a controlling ownership in our private equity limited partnership investments, and therefore we apply the equity method of accounting for these investments. Hedge fund limited partnerships are carried at fair value which is estimated using the net asset value (“NAV”) per unit as reported by the administrator of the underlying investment fund as a practical expedient to fair value. We review our investments for impairment at least quarterly and monitor their performance throughout the year through discussions with the administrators, managers and/or general partners. If we become aware of an impairment of a limited partnership’s investments through our review or prior to receiving the limited partnership’s financial statements at the financial statement date, we will recognize an impairment by recording a reduction in the carrying value of the limited partnership with a corresponding charge to net investment income.

•	Investment real estate, which is carried on our Consolidated Balance Sheets at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset. If any of our real estate investments is considered held-for-sale, we carry it at the lower of its carrying value or fair value less estimated selling costs. We generally estimate fair value using a discounted future cash flow analysis in conjunction with comparable sales information. At the time of the sale, we record the difference between the sales price and the carrying value as a realized capital gain or loss.

•	Privately-placed equity securities, which are carried at cost on our Consolidated Balance Sheets. We do not estimate the fair value of these securities if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Additionally, as a member of the Federal Home Loan Bank of Boston (“FHLBB”), we are required to purchase and hold shares of the FHLBB. These shares are restricted and also carried at cost.

•	Bank loans, which are carried on our Consolidated Balance Sheets at amortized cost, net of any allowance for impairments. If any of our bank loans are considered held-for-sale, we carry those loans at the lower of cost or fair value.

•	Derivatives, which we make limited use of in order to manage interest rate, foreign exchange and price risk and credit exposure. The derivatives we use consist primarily of interest rate swaps, treasury rate locks, forward contracts, futures contracts, warrants, put options, and credit default swaps. Derivative assets are recorded in investments and derivative liabilities are recorded in accrued expenses and other current liabilities on our Consolidated Balance Sheets and reflected at fair value. When we enter into a derivative contract, if certain criteria are met, we may designate it as one of the following: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment; a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability; or a foreign currency fair value or cash flow hedge.

Net Investment Income

Net investment income on investments supporting Health Care and Group Insurance liabilities and Large Case Pensions products (other than experience-rated and discontinued products) is reflected in our operating results.

Experience-rated products are products in the Large Case Pensions business where the contract holder, not us, assumes investment and other risks, subject to, among other things, minimum guarantees provided by us. The effect of investment performance on experience-rated products is allocated to contract holders’ accounts daily, based on the underlying investment experience and, therefore, does not impact our operating results (as long as our minimum guarantees are not triggered).

When we discontinued the sale of our fully-guaranteed Large Case Pensions products, we established a reserve for anticipated future losses from these discontinued products and segregated the related investments. Investment performance on this separate portfolio is ultimately credited/charged to the reserve and, generally, does not impact our operating results.

Net investment income supporting Large Case Pensions’ experience-rated and discontinued products is included in net investment income in our Consolidated Statements of Income and is credited to contract holders’ accounts or the reserve for anticipated future losses through a charge to current and future benefits.

Realized/Unrealized Capital Gains and Losses

Realized capital gains and losses on investments supporting Health Care and Group Insurance liabilities and Large Case Pensions products (other than experience-rated and discontinued products) are reflected in our operating results. Realized capital gains and losses are determined on a specific identification basis. We reflect purchases and sales of debt and equity securities and alternative investments on the trade date. We reflect purchases and sales of mortgage loans and investment real estate on the closing date.

Realized capital gains and losses on investments supporting Large Case Pensions’ experience-rated and discontinued products are not included in realized capital gains and losses in our Consolidated Statements of Income and instead are credited directly to contract holders’ accounts, in the case of experience-rated products, or allocated to the reserve for anticipated future losses, in the case of discontinued products. The contract holders’ accounts are reflected in policyholders’ funds, and the reserve for anticipated future losses is reflected in future policy benefits on our Consolidated Balance Sheets.

Unrealized capital gains and losses on investments supporting Health Care and Group Insurance liabilities and Large Case Pensions products (other than experience-rated and discontinued products) are reflected in shareholders’ equity, net of tax, as a component of accumulated other comprehensive loss.

Unrealized capital gains and losses on investments supporting Large Case Pensions’ experience-rated products are credited directly to contract holders’ accounts, which are reflected in policyholders’ funds on our Consolidated Balance Sheets. Unrealized capital gains and losses on discontinued products are reflected in other long-term liabilities on our Consolidated Balance Sheets.

Refer to Note 19 for additional information on our discontinued products.

Premium Receivables

Premium receivables include the uncollected amounts from fully-insured groups, individuals and government programs and are reported net of an allowance for estimated terminations and uncollectible accounts of $381 million and $139 million at December 31, 2017 and 2016, respectively. We estimate the allowance for estimated terminations and uncollectible accounts using management’s best estimate of collectability, taking into consideration the age of the outstanding amount, historical collection patterns and other economic factors. For details on our Medicare Part D Prescription Drug Program Plans (“Medicare Part D”) receivables at December 31, 2017 and 2016, refer to the “Accounting for Medicare Part D” section below.

Our premium receivable balance at December 31, 2017 from the State of Illinois was approximately $350 million. The State of Illinois experienced budget difficulties which contributed to the state being delinquent in paying certain of our premiums and fees. Given our significant cash collections during the fourth quarter of 2017 of approximately $960 million, the State of Illinois budget and bond issuance, a federal judge’s ruling that prioritized Medicaid payments and the federal government’s match of a percentage of payments made by the state to managed care organizations under the state’s Medicaid program, we continue to believe the amounts due to us are collectible.

Other Receivables

Other receivables include uncollected amounts from self-funded groups, pharmacy rebates, other government receivables, proceeds due from brokers on investment trades, provider advances and other miscellaneous amounts due to us. These receivables are reported net of an allowance for uncollectible accounts of $74 million and $37 million at December 31, 2017 and 2016, respectively. We estimate the allowance for uncollectible accounts using management’s best estimate of collectability, taking into consideration the age of the outstanding amount, historical collection patterns and other economic factors. Pharmacy rebate receivables were $1.0 billion and $916 million at December 31, 2017 and 2016, respectively. For details on our Medicare Part D receivables at December 31, 2017 and 2016, refer to the “Accounting for Medicare Part D” section below.

Reinsurance Recoverables

We utilize reinsurance agreements primarily to reduce our required capital and to facilitate the acquisition or disposition of certain insurance contracts (including the Group Insurance sale (as defined in Note 3)). Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as the direct insurer of the risks reinsured. Failure of reinsurers to indemnify us could result in losses; however, we do not expect charges for unrecoverable reinsurance to have a material effect on our operating results or financial position. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers. At December 31, 2017, our reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations.

Health Care Contract Acquisition Costs

Health care benefits products included in our Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to our prepaid health care and health indemnity contracts are generally expensed as incurred. At December 31, 2017 and 2016, the balance of our deferred acquisition costs was $521 million and $412 million, respectively, comprised primarily of commissions paid on our Medicare Supplement products. Deferred acquisition costs are recorded as other current assets or other long-term assets on our Consolidated Balance Sheets and are amortized over the estimated life of the contracts. The amortization of deferred acquisition costs is recorded in general and administrative expenses in our Consolidated Statements of Income.

Goodwill and Other Acquired Intangible Assets

When we complete an acquisition, we apply the acquisition method of accounting, which requires the recognition of goodwill (which represents the excess cost of the acquisition over the fair value of net assets acquired and identified intangible assets). We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, we have historically compared the implied fair value of the applicable goodwill to its carrying amount to measure the amount of goodwill impairment, if any. Effective January 1, 2017, we adopted, on a prospective basis, new accounting guidance which simplifies the accounting for goodwill impairment. The new guidance eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. A goodwill impairment charge would be recognized if the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit. The fair value of each reporting unit substantially exceeded its carrying value in each of the three years ended December 31, 2017, 2016, or 2015, and no goodwill impairment loss was recognized in any of those years. In conjunction with the Group Insurance sale, which included a substantial portion of our Group Insurance business, the goodwill allocated to our Group Insurance segment of $113 million was included in the calculation of the total gain on the sale, with a corresponding reduction of the goodwill balance.

Our annual impairment tests were based on an evaluation of future discounted cash flows. These evaluations utilized the best information available to us at the time, including supportable assumptions and projections we believe are reasonable. Collectively, these evaluations were our best estimates of projected future cash flows. Our discounted cash flow evaluations used discount rates that correspond to a weighted-average cost of capital consistent with a market-participant view. The discount rates are consistent with those used for investment decisions and take into account the operating plans and strategies of our reporting units. Certain other key assumptions utilized, including changes in membership, revenue, health care costs, operating expenses, impacts of health care reform fees, assessments and taxes, and effective tax rates, are based on estimates consistent with those utilized in our annual planning process that we believe are reasonable. If we do not achieve our earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected, and we may impair a portion of our goodwill, which would adversely affect our operating results in the period of impairment.

We report other acquired intangible assets at historical cost, net of accumulated amortization. Other acquired intangible assets primarily relate to provider networks, customer lists, value of business acquired (“VOBA”), technology and trademarks and are amortized over the useful-life based upon the pattern of future cash flows attributable to the asset. Other than VOBA and indefinite lived trademarks, other acquired intangible assets generally are amortized using the straight-line method. VOBA is amortized over the expected life of the acquired contracts in proportion to estimated premiums. Other intangible assets with indefinite lives are not amortized but are tested for impairment at least annually.

We regularly evaluate whether events or changes in circumstances indicate that the carrying value of other acquired intangible assets may not be recoverable. If we determine that the carrying value of an asset may not be recoverable, we group the asset with other assets and liabilities at the lowest level for which independent identifiable cash flows are available and estimate the future undiscounted cash flows expected to result from future use of the asset group and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset group, we recognize an impairment loss for the amount by which the carrying value of the asset group exceeds its fair value. There were no material impairment losses on other acquired intangible assets recognized in any of the three years ended December 31, 2017, 2016 or 2015.

Property and Equipment

We report property and equipment at historical cost, net of accumulated depreciation. At December 31, 2017 and 2016, the historical cost of property and equipment was approximately $1.5 billion and $1.4 billion, respectively, and the related accumulated depreciation was $893 million and $851 million, respectively. We calculate depreciation primarily using the straight-line method over the estimated useful lives of the respective assets, which range from 10 to 40 years for buildings and 3 to 10 years for equipment. Depreciation expense was $118 million, $125 million and $131 million for the years ended

December 31, 2017, 2016 and 2015, respectively. If we determine the carrying value of our property and equipment is not recoverable, an impairment charge is recorded. There were no material impairment losses on property and equipment recognized in any of the three years ended December 31, 2017, 2016 or 2015.

Separate Accounts

Separate Accounts assets and liabilities in the Large Case Pensions segment represent funds maintained to meet specific objectives of contract holders who bear the investment risk. These assets and liabilities are carried at fair value. Net investment income and net realized capital gains and losses accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from our other businesses. Deposits, withdrawals, net investment income and net realized and net unrealized capital gains and losses on Separate Accounts assets are not reflected in our Consolidated Statements of Income or Cash Flows. Management fees charged to contract holders are included in fees and other revenue and recognized over the period earned.

Health Care Costs Payable

Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs, other amounts due to health care providers pursuant to risk-sharing arrangements related to the Health Care segment’s Insured Commercial, Medicare and Medicaid products and accruals for state assessments. Unpaid health care claims include our estimate of payments we will make for (i) services rendered to our members but not yet reported to us and (ii) claims which have been reported to us but not yet paid, each as of the financial statement date (collectively, “IBNR”) in our Health Care segment. Health care costs payable also include an estimate of the cost of services that will continue to be rendered after the financial statement date if we are obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, assumed and historical medical cost trends, historical utilization of medical services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. We reflect changes in these estimates in health care costs in our operating results in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care, regardless of the volume of medical services provided to the member. Approximately 3% of our health care costs related to capitated arrangements in 2017 and approximately 4% of our health care costs related to capitated arrangements in both 2016 and 2015. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the financial statement date.

We develop our estimate of IBNR using actuarial principles and assumptions that consider numerous factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate (the year-over-year change in per member per month health care costs) to be the most critical assumptions. In developing our estimate of IBNR, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors. There have been no significant changes to the methodologies or assumptions used to develop our estimate of IBNR in 2017.

We analyze historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates to estimate “completion factors.” We use completion factors predominantly to estimate the ultimate cost of claims incurred more than three months before the financial statement date. We estimate completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer after the date of service before all of the claims are completely resolved and paid. These historically-derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month’s incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents our estimate of claims remaining to be paid as of the financial statement date and is included in our health care costs payable. We use completion factors predominantly to estimate the ultimate cost of claims with claim incurred dates greater than three months prior to the financial statement date. The completion factors we use reflect judgments and possible adjustments based on data such as claim inventory levels, claim submission and processing patterns and, to a lesser extent, other factors such as changes in health care cost trend rates, changes in membership and changes in product mix. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than the ultimate cost of claims.

Because claims incurred within three months before the financial statement date are less mature, we use a combination of historically-derived completion factors and the assumed health care cost trend rate to estimate the ultimate cost of claims incurred for these months. We apply our actuarial judgment and place a greater emphasis on the assumed health care cost trend rate for the most recent claim incurred dates as these months may be influenced by seasonal patterns and changes in membership and product mix.

Our health care cost trend rate is affected by changes in per member utilization of medical services as well as changes in the unit cost of such services. Many factors influence the health care cost trend rate, including our ability to manage health care costs through product design, negotiation of favorable provider contracts and medical management programs, as well as the mix of our business. The health status of our members, aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and unit costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs (including specialty pharmacy drugs), direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, claim intensity, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and our health care cost trend rate.

For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable. As a result, considerable variability and uncertainty is inherent in such estimates, particularly with respect to claims with claim incurred dates of three months or less before the financial statement date; and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates. For each reporting period we recognize the actuarial best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2017; however, actual claim payments may differ from our estimates. A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2017 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably (that is, our actual health care costs for the period were less than we estimated) or unfavorably. The changes in our estimate of health care costs payable may relate to a prior quarter, prior year or earlier periods. For our roll forward of our health care costs payable, refer to Note 7. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable.

Unpaid claims

Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance segment, including an estimate for IBNR in our Group Insurance segment as of the financial statement date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the U.S. Social Security Administration. We develop our estimate of IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. We discount certain claim liabilities related to group long-term disability and life insurance waiver of premium contracts. The discount rates generally reflect our expected investment returns for the investments supporting all incurral years of these liabilities. The discount rates for retrospectively-rated contracts are set at contractually specified levels. Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in our Consolidated Statements of Income in the period they are determined. Substantially all of our life and disability insurance liabilities have been fully ceded to unrelated third parties through indemnity reinsurance agreements, however we remain directly obligated to the policyholders.

We estimate our reserve for claims IBNR for life products largely based on completion factors. The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. At December 31, 2017, we held $239 million in reserves for life claims incurred but not yet reported to us.

There have been no significant changes to the methodologies or assumptions used to develop our estimate of IBNR in 2017.

Future policy benefits

Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions segment and long-duration group life and long-term care insurance contracts in the Group Insurance segment. Reserves for limited payment contracts are computed using actuarial principles that consider, among other things, assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from .8% to 11.3% in both 2017 and 2016. We periodically review mortality assumptions against both industry standards and our experience. Reserves for long-duration group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 6.0% in 2017. Assumed interest rates on such contracts ranged from 2.5% to 8.8% in 2016. Our estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions.

Policyholders’ funds

Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions segment and customer funds associated with group life and health contracts in the Health Care and Group Insurance segments. Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments. In 2017, interest rates for pension and annuity investment contracts ranged from 3.5% to 15.4%, and interest rates for group life and health contracts ranged from 0% to 2.3%. In 2016, interest rates for pension and annuity investment contracts ranged from 3.5% to 15.9%, and interest rates for group life and health contracts ranged from 0% to 2.4%. Reserves for contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.

We also hold funds for health savings accounts (“HSAs”) on behalf of members associated with high deductible health plans. These amounts are held to pay for qualified health care expenses incurred by these members. The HSA balances were approximately $1.9 billion and $1.7 billion at December 31, 2017 and 2016, respectively, and are reflected in other current assets with a corresponding liability in policyholder funds.

We review health care and other insurance liabilities periodically. We reflect any necessary adjustments during the current period in operating results. While the ultimate amount of claims and related expenses are dependent on future developments, it is management’s opinion that the liabilities that have been established are adequate to cover such costs. The health care and other insurance liabilities that are expected to be paid within twelve months are classified as current on our Consolidated Balance Sheets.

Premium Deficiency Reserves

We evaluate our insurance contracts to determine if it is probable that a loss will be incurred. We recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, direct costs such as claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped consistent with our method of acquiring, servicing and measuring the profitability of such contracts. We established a premium deficiency reserve of $16 million at December 31, 2017 for the 2018 coverage year related to our Medicaid products. We did not have any material premium deficiency reserves for our Health Care or Group Insurance business at December 31, 2016.

Revenue Recognition

Premium Revenue

Health care premiums are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations and uncollectible amounts. Additionally, premium revenue subject to the ACA’s minimum Medical Loss Ratio (“MLR”) rebate requirements is recorded net of the estimated minimum MLR rebates for the current calendar year. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectible accounts, over the term of the coverage. Other premium revenue for Large Case Pensions’ limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums in our Consolidated Balance Sheets and recognized as revenue when earned.

Some of our contracts allow for premiums to be adjusted to reflect actual experience or the relative health status of members. Such adjustments are reasonably estimable at the outset of the contract, and adjustments to those estimates are made based on actual experience of the customer emerging under the contract and the terms of the underlying contract.

Administrative Service Contract (“ASC”) Fees

Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claim processing and member services for health and disability members and are recognized as revenue over the period the service is provided. Fees and other revenue also includes fees related to our pharmacy benefit management and workers’ compensation administrative services products and services. Some of our contracts include guarantees with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that a plan sponsor’s benefit claim experience will fall within a certain range. With any of these guarantees, we are financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to us by the customer involved. Each period we estimate our obligations under the terms of these guarantees and record it as an offset to our ASC fees.

In addition, fees and other revenue also include charges assessed against contract holders’ funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions segment. Other amounts received on pension and annuity investment-type contracts are reflected as deposits and are not recorded as revenue. Some of our Large Case Pensions contract holders have the contractual right to purchase annuities with life contingencies using the funds they maintain on deposit with us. Since these products are considered an insurance contract, when the contract holder makes this election, we treat the accumulated investment balance as a single premium and reflect it as both premiums and current and future benefits in our Consolidated Statements of Income.

Accounting for Medicare Part D

We offer Medicare Part D prescription drug insurance coverage under contracts with the Centers for Medicare & Medicaid Services (“CMS”). Under these annual contracts, we receive monthly payments from CMS and members which include:

•

Premiums: CMS pays us a fixed monthly per member premium over the term of our annual contract. In addition, certain members pay us a fixed monthly premium over the term of our annual contract. For qualifying low-income Medicare beneficiaries, CMS pays us all or a portion of the member’s monthly premiums. The payments we receive monthly from CMS and members, which are determined from our annual bid, represent amounts we are paid for providing Medicare Part D prescription drug insurance coverage. We recognize premium revenue for providing this insurance coverage ratably over the term of our annual contract.

•	Risk-Sharing Arrangement: Our risk-sharing arrangement with CMS provides a risk corridor whereby the amount we received in premiums from members and CMS, based on our annual bid, is compared to our actual drug costs incurred during the contract year. Based on the risk corridor provision and Medicare Part D actual experience, we record an estimated risk-sharing receivable or payable as an adjustment to premium revenue. A final reconciliation and settlement of this risk sharing arrangement is made with CMS based on actual experience after the end of each contract year.

•	Catastrophic Reinsurance and Low-Income Cost Sharing Subsidies: CMS pays us a cost reimbursement estimate monthly to fund the CMS obligation to pay its portion of prescription drug costs which exceed the member’s out-of-pocket threshold. A final reconciliation and settlement is made with CMS based on actual experience after the end of each contract year. In addition, for qualifying low-income Medicare beneficiaries, CMS pays to us monthly, on the member’s behalf, all or a portion of a member’s cost sharing amounts (deductibles, coinsurance, etc.). We administer and pay the subsidized portion of the claims on behalf of CMS, and a final reconciliation and settlement of this cost sharing subsidy is made with CMS based on actual experience after the end of each contract year. These subsidies represent cost reimbursements under the Medicare Part D plans for which we are not at risk. Accordingly, the amounts received for these subsidies are not reflected as premium revenues, but rather are accounted for as receivables and liabilities.

•	Coverage Gap Drug Discount: The ACA mandated a consumer discount on brand name prescription drugs for Medicare Part D participants in the coverage gap (the so-called “donut hole”). This discount is funded by CMS and pharmaceutical manufacturers while we administer the application of these funds. Accordingly, amounts received are not reflected as premium revenues, but rather are accounted for as deposits. We record a liability when amounts are received from CMS and a receivable when we bill the pharmaceutical manufacturers.

We expense the cost of Medicare Part D covered prescription drugs as incurred in medical costs in our Consolidated Statements of Income.

The Consolidated Balance Sheets include the following amounts associated with Medicare Part D at December 31, 2017 and 2016. CMS subsidies and discounts in the table below include the catastrophic reinsurance and low-income cost sharing subsidies funded by CMS for which we assume no risk as well as brand name prescription drug discounts for Medicare Part D participants in the coverage gap funded by CMS and pharmaceutical manufacturers.

	December 31, 2017		December 31, 2016
(Millions)	Risk Share	CMS Subsidies/Discounts	Risk Share	CMS Subsidies/Discounts
Premium receivables, net	$148	$—	$209	$—
Other receivables, net	—	791	—	206
Other long-term assets	6	74	14	175

Total assets	154	865	223	381

Accrued expenses and other current liabilities	(1)	(20)	—	(656)
Other long-term liabilities	(8)	(39)	(22)	(33)

Total liabilities	(9)	(59)	(22)	(689)

Total net assets (liabilities)	$145	$806	$201	$(308)

Health Care Reform

Health Insurer Fee

Since January 1, 2014, the ACA imposes an annual premium-based health insurer fee (“HIF”) for each calendar year payable in September which is not deductible for tax purposes. We are required to estimate a liability for the HIF at the beginning of the calendar year in which the fee is payable with a corresponding deferred asset that is amortized ratably to general and administrative expense over the calendar year. We record the liability for the health insurer fee in accrued expenses and other current liabilities and record the deferred asset in other current assets in our consolidated financial statements. In December 2015, the Consolidated Appropriation Act was enacted, which included a one year suspension of the HIF for 2017. Accordingly, there was no expense related to the HIF in 2017. In 2016 and 2015, general and administrative expense includes $837 million and $857 million, respectively, related to our share of the HIF. In January 2018 the HIF was suspended for 2019.

Public Exchanges

Through December 31, 2017, we participated in certain public health insurance exchanges (“Public Exchanges”) established pursuant to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (as amended, collectively, the “ACA”). Under regulations established by the U.S. Department of Health and Human Services (“HHS”), HHS pays us a portion of the premium (“Premium Subsidy”) and through September 30, 2017, paid a portion of the health care costs (“Cost Sharing Subsidy”) for low-income individual Public Exchange members. In addition, HHS administers the 3Rs risk management programs. The ACA’s temporary reinsurance and risk corridor programs expired at the end of 2016.

We recognize monthly premiums received from Public Exchange members and the Premium Subsidy as premium revenue ratably over the contract period. The Cost Sharing Subsidy offsets health care costs based on our estimate of the portion of claim costs incurred by our low income individual Public Exchange members that qualify for reimbursement by HHS. We record a liability or a receivable depending on whether qualifying health care costs incurred are less than or greater than the Cost Sharing Subsidy received to date.

Reinsurance

The ACA established a temporary reinsurance program that expired at the end of 2016. Under this program, all issuers of major medical commercial insurance products and self-insured plan sponsors were required to contribute funding in amounts set by HHS. Funds collected were utilized to reimburse issuers’ high claims costs incurred for qualified individual members. The expense related to this required funding was reflected in general and administrative expenses for all of our insurance products with the exception of products associated with qualified individual members; this expense for qualified individual members was reflected as a reduction of premium revenue.

There was no expense recorded in 2017 related to our estimated contribution for the funding of the ACA’s reinsurance program as the program expired at the end of 2016. In 2016 and 2015, our contribution to the funding of the ACA’s reinsurance program was $118 million and $210 million, respectively, which was recorded in general and administrative expenses. When annual claim costs incurred by our qualified individual members exceeded a specified attachment point, we were entitled to certain reimbursements from this program. We recorded a receivable and offset health care costs to reflect our estimate of these recoveries.

Risk Adjustment

The ACA established a permanent risk adjustment program to transfer funds from qualified individual and small group insurance plans with below average risk scores to plans with above average risk scores. Based on the risk of our qualified plan members relative to the average risk of members of other qualified plans in comparable markets, we estimate our ultimate risk adjustment receivable or payable for the current calendar year and reflect the pro-rata year-to-date impact as an adjustment to our premium revenue.

Risk Corridor

The ACA established a temporary risk sharing program that expired at the end of 2016 for qualified individual and small group insurance plans. Under this program we made (or received) a payment to (or from) HHS based on the ratio of allowable costs to target costs (as defined by the ACA). We recorded a risk corridor receivable or payable as an adjustment to premium revenue on a pro-rata year-to-date basis based on our estimate of the ultimate risk sharing amount for the current calendar year. At December 31, 2017 and 2016, we did not record any ACA risk corridor receivables related to the 2016 or 2015 program years or any amount in excess of HHS’s announced pro-rated funding amount for the 2014 program year because payments from HHS are uncertain.

We expect to perform an annual final reconciliation and settlement with HHS of the 3Rs in each subsequent year. The final reconciliation and settlement with HHS of the 2014 and 2015 Cost Sharing Subsidies occurred in 2016 and 2017, respectively. The final reconciliation and settlement of the 2016 Cost Sharing Subsidy is scheduled to occur in 2018.

Refer to Note 8 for additional information related to the 3Rs.

Selling Expenses

Selling expenses include broker commissions, the variable component of our internal sales force compensation and premium taxes.

Stock-Based Compensation

We record compensation expense for stock-based awards over their vesting periods primarily based on the estimated fair value at the grant date. For stock appreciation rights (“SARs”), the fair value is estimated using the Black-Scholes option-pricing model. For restricted stock units (“RSUs”) and performance stock units (“PSUs”), the fair value is equal to the market price of the Company’s common stock on the date of grant. For market stock units (“MSUs”) and performance stock appreciation rights (“PSARs”), the fair value is estimated using Monte Carlo simulations. Stock-based compensation expense is recorded in general and administrative expenses in our Consolidated Statements of Income. Refer to Note 12 for additional information related to our stock-based employee incentive plans.

Income Taxes

We are taxed at the statutory corporate income tax rates after adjusting income reported for financial statement purposes for certain items. We recognize deferred income tax assets and liabilities for the differences between the financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. Deferred income tax expense or benefit primarily reflects the net change in deferred income tax assets and liabilities during the year.

Our current income tax provision reflects the tax results of revenues and expenses currently taxable or deductible. Penalties and interest on our tax positions are classified as a component of our income tax provision.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”) was enacted. Among other things, the TCJA reduced the federal corporate income tax rate to 21 percent effective January 1, 2018. Accordingly, we remeasured our deferred tax assets and liabilities as of the enactment date to reflect the lower tax rate and recognized an incremental tax expense of $99 million related to the reduction in our net deferred tax assets during the year ended December 31, 2017. The accounting for certain income tax effects of the TCJA was considered provisional at December 31, 2017, including the assessment of the mandatory repatriation of foreign earnings, the minimum tax on global intangible low-taxed income and the assertion of permanent reinvestment of foreign earnings. Accordingly, the items were recorded at a reasonable estimate at December 31, 2017. Measurement period adjustments will be recorded, as necessary, as adjustments to income tax expense from continuing operations.

Measurement of Defined Benefit Pension and Other Postretirement Employee Benefit (“OPEB”) Plans

We sponsor defined benefit pension plans (“pension plans”) and OPEB plans for our employees and retirees. We recognize the funded status of our pension plans and OPEB plans on our Consolidated Balance Sheets based on our year-end measurements of plan assets and benefit obligations. Prepaid pension and OPEB benefits represent prepaid costs related to our pension plans and are reported with other current and long-term assets. Liabilities associated with pension plans and OPEB plans are reported within current and other long-term liabilities based on the amount by which the actuarial present value of benefits payable in the next twelve months included in the benefit obligation exceeds the fair value of plan assets.

Earnings Per Share

We calculate basic earnings per share based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated based on the weighted average number of common shares outstanding plus the dilutive effect of outstanding SARs, MSUs, PSUs, RSUs and PSARs using the treasury stock method. Refer to Notes 12 and 15 for additional information.

New Accounting Standards

Accounting for Financial Instruments - Hedge Accounting

During the third quarter of 2017, we elected to early adopt new accounting guidance which simplifies the application of hedge accounting. The new guidance expands our ability to hedge non-financial and financial risk components, eliminates the requirement to separately measure and report hedge ineffectiveness, requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item and simplifies certain documentation and assessment requirements. The adoption of this new guidance did not have a material impact on our financial position or operating results.

Simplifying the Test for Goodwill Impairment

Effective January 1, 2017, we adopted, on a prospective basis, new accounting guidance which simplifies the accounting for goodwill impairment. The new guidance eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. A goodwill impairment charge would be recognized if the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit. The adoption of this new guidance did not have a material impact on our financial position or operating results.

Classification of Certain Cash Receipts and Cash Payments in the Consolidated Statements of Cash Flows

Effective January 1, 2017, we adopted, on a retrospective basis, new accounting guidance which clarifies the classification of certain cash receipts and cash payments in our Consolidated Statements of Cash Flows. As a result, we classified $54 million of cash distributions received from our partnership investments as cash inflows from operating activities for the year ended December 31, 2017, that previously would have been classified as cash inflows from investing activities. There were no material reclassifications in our Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 as a result of the adoption of this new guidance.

Future Application of Accounting Standards

Revenue from Contracts with Customers

Effective January 1, 2018, we adopted new accounting guidance related to revenue recognition from contracts with customers. While industry-specific guidance related to contracts with customers within the scope of Accounting Standards Codification (“ASC”) 944 Financial Services - Insurance remains unchanged, most other industry-specific revenue recognition requirements have been removed. The new guidance requires that an entity recognize revenue for the transfer of goods or services to a customer at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The new guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. We adopted the new guidance using the modified retrospective approach. The new guidance only impacted contracts with customers outside of the scope of ASC Topic 944. We expect an increase to revenue and expenses within an expected range of approximately $1.5 billion to $2.0 billion for 2018 related to modifications to principal versus agent guidance for our home delivery and specialty pharmacy operations. We do not anticipate any material changes in the timing of our recognition of revenue or net income.

Recognition and Measurement of Financial Assets and Financial Liabilities

Effective January 1, 2018, we adopted new accounting guidance related to the recognition and measurement of financial assets and financial liabilities. Under the new guidance, all equity investments in unconsolidated entities will be measured at fair value with changes in fair value recognized in net income. We may elect to report equity investments without a readily determinable fair value at cost less impairment, plus or minus subsequent adjustments for observable price changes. The new guidance also revises certain disclosures regarding financial assets and liabilities. The adoption of this new guidance did not have a material impact on our financial position or operating results.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost

Effective January 1, 2018, we adopted, on a retrospective basis, new accounting guidance related to the presentation of net periodic pension costs and net periodic postretirement benefit costs. Under the new guidance, the service cost component is required to be reported in the same income statement line item as other employee compensation costs for services rendered during the period. The other components of net periodic benefit cost are required to be presented in the income statement separately from the service cost component and outside of a subtotal of income from operations. The net periodic benefit costs for the Company’s pension and other postretirement employee benefit plans do not contain a service cost component as these defined benefit plans have been frozen for an extended period of time. The adoption of this new guidance did not have a material impact on our financial position or operating results.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

New accounting guidance was issued related to the reclassification of certain tax effects from accumulated other comprehensive income to retained earnings. The new guidance allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the TCJA. The new guidance is effective January 1, 2019, with early adoption permitted. We are still evaluating whether we will adopt the new guidance as well as the impact of the adoption of this new guidance on our financial position and operating results.

Leases

Effective January 1, 2019, we will adopt new accounting guidance related to the recognition, measurement and disclosure requirements for leases. Under the new guidance, lessees will be required to recognize a right-of-use asset and corresponding lease liability on their Consolidated Balance Sheets for all leases other than those that meet the definition of a short-term lease. The new guidance also revises certain disclosure requirements regarding leases. While we are still evaluating the impact of adoption of this new guidance, we anticipate that we will be required to record an asset and corresponding liability related to our operating leases (as described in Note 17) on our Consolidated Balance Sheets. The adoption of this new guidance is not expected to have a material impact on our operating results.

Accounting for Interest Associated with the Purchase of Callable Debt Securities

Effective January 1, 2019, we will adopt new accounting guidance related to the amortization of purchased callable debt securities held at a premium. Under the new guidance, premiums on callable debt securities are amortized to the earliest call date rather than to the contractual maturity date. Callable debt securities held at a discount will continue to be amortized to the contractual maturity date. We are still evaluating the impact of the adoption of this new guidance on our financial position and operating results.

Measurement of Credit Losses on Financial Instruments

Effective January 1, 2020, we will adopt new accounting guidance related to the measurement of credit losses on financial assets and certain other instruments. The new guidance requires the use of a new forward-looking expected loss impairment model for trade and other receivables, held-to-maturity debt securities, loans and other instruments. The new guidance also requires impairments and recoveries for available-for-sale debt securities to be recorded through an allowance account and revises certain disclosure requirements. We are still evaluating the impact of the adoption of this new guidance on our financial position and operating results.

3.	Acquisition, Divestiture, Terminated Acquisition and Terminated Divestiture

Proposed Acquisition by CVS Health

On December 3, 2017, we entered into a definitive agreement (the “CVS Merger Agreement”) under which CVS Health Corporation (“CVS Health”) will acquire all of our outstanding shares for a combination of cash and stock. Under terms of the agreement, our shareholders will receive $145 in cash and 0.8378 of a CVS Health common share for each of our common shares. The proposed transaction (the “CVS Health Transaction”) is subject to customary closing conditions, including the approval and adoption of the CVS Merger Agreement by our shareholders, the approval of the issuance of CVS Health shares in the transaction by CVS Health stockholders, expiration of the federal Hart-Scott-Rodino anti-trust waiting period and approvals of certain state departments of insurance and other regulators. On February 1, 2018, Aetna and CVS Health each received a request for additional information (also known as a “second request”) from the U.S. Department of Justice (the “DOJ”) in connection with the DOJ’s review of the transactions contemplated by the CVS Merger Agreement. The CVS Health Transaction is expected to close in the second half of 2018.

Divestiture of Group Life Insurance, Group Disability Insurance, and Absence Management Businesses

On November 1, 2017, we completed the sale of a substantial portion of our Group Insurance segment consisting of our domestic group life insurance, group disability insurance and absence management businesses (the “Group Insurance sale”) to HLAIC for cash consideration of $1.45 billion. The transaction was accomplished through an indemnity reinsurance arrangement, under which HLAIC contractually assumed certain of our policyholder liabilities and obligations, although we remain directly obligated to policyholders. Assets related to and supporting the reinsured life and disability insurance policies were transferred to a trust established by HLAIC for our benefit, and we recorded a reinsurance receivable from HLAIC. The sale is expected to result in an after-tax gain of approximately $710 million ($1.1 billion pre-tax), a significant portion of which has been deferred and will be amortized into earnings: (i) over the remaining contract period (estimated to be approximately 3 years) in proportion to the amount of insurance protection provided for the prospective reinsurance portion of the gain; and (ii) as we recover amounts due from HLAIC over a period estimated to be approximately 30 years for the retrospective reinsurance portion of the gain. The deferred gain liability was recorded in accrued expenses and other current liabilities and in other long-term liabilities on our Consolidated Balance Sheets, and the gain recognition is being recorded in fees and other revenue in our Consolidated Statements of Income.

Revenues for the businesses sold were $1.9 billion, $2.3 billion and $2.3 billion for the for the years ended December 31, 2017, 2016, and 2015, respectively. Income before income taxes for the businesses being sold were $104 million, $127 million and $187 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Terminated Acquisition of Humana

On July 2, 2015, we entered into a definitive agreement (the “Humana Merger Agreement”) to acquire Humana Inc. (“Humana”). On July 21, 2016, the DOJ and certain state attorneys general filed a civil complaint in the U.S. District Court for the District of Columbia (the “District Court”) against us and Humana charging that our acquisition of Humana (the “Humana Transaction”) would violate Section 7 of the Clayton Antitrust Act, and seeking a permanent injunction to prevent Aetna from acquiring Humana. On January 23, 2017, the District Court granted the DOJ’s request to enjoin the Humana Transaction.

On February 14, 2017, Aetna and Humana entered into a mutual termination agreement (the “Termination Agreement”) pursuant to which the parties thereto (collectively the “Parties”) agreed to terminate the Humana Merger Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby, entered pursuant thereto or entered in connection therewith (other than certain confidentiality agreements) (collectively with the Humana Merger Agreement, the “Transaction Documents”), effective immediately as of February 14, 2017 (the “Termination Date”). Under the Termination Agreement, Aetna agreed to pay Humana the Regulatory Termination Fee (as defined in the Humana Merger Agreement) of $1.0 billion in cash in full satisfaction of any amounts required to be paid by Aetna under the Humana Merger Agreement. The Parties also agreed to release each other from any and all liability, claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, charges, damages, expenses and fees, however arising, in connection with, arising out of or related to the Transaction Documents, the transactions contemplated therein or thereby or certain related matters. We paid Humana the Regulatory Termination Fee on February 16, 2017 and recorded the expense in general and administrative expenses. We funded that payment with the proceeds of the 2016 senior notes (as defined below).

In June 2016, we issued $13.0 billion of senior notes to partially fund the Humana Transaction (collectively, the “2016 senior notes”). In accordance with the terms of the 2016 senior notes, on February 14, 2017, we issued a notice of redemption for $10.2 billion aggregate principal amount of certain of the 2016 senior notes (collectively, the “Special Mandatory Redemption Notes”) at a redemption price equal to 101% of the aggregate principal amount of those notes plus accrued and unpaid interest. We redeemed the Special Mandatory Redemption Notes on March 16, 2017, and we funded the redemption with the proceeds of the 2016 senior notes. As a result of the redemption of the Special Mandatory Redemption Notes, we recognized certain costs in our net income during the year ended December 31, 2017. Refer to Note 9 for additional information.

Terminated Divestiture to Molina

In order to address the DOJ’s perceived competitive concerns regarding Medicare Advantage relating to the Humana Transaction, on August 2, 2016, we entered into a definitive agreement (the “Aetna APA”) to sell for cash to Molina Healthcare, Inc. (“Molina”) certain of our Medicare Advantage assets. On February 14, 2017, Aetna and Molina entered into a Termination Agreement (the “APA Termination Agreement”) pursuant to which Aetna terminated the Aetna APA, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto. Under the APA Termination Agreement, Aetna agreed to pay Molina in cash (a) a termination fee of $53 million and (b) approximately 70% of Molina’s transaction costs. We paid Molina the termination fee on February 16, 2017 and the applicable transaction costs of $7 million on February 27, 2017 and recorded the expense in general and administrative expenses. The payments were funded with the proceeds of the 2016 senior notes.

4.	Investments

Total investments at December 31, 2017 and 2016 were as follows:

	2017			2016
(Millions)	Current	Long-term	Total	Current	Long-term	Total
Debt and equity securities available for sale	$2,114	$14,906	$17,020	$2,876	$18,866	$21,742
Mortgage loans	166	1,330	1,496	170	1,341	1,511
Other investments	—	1,557	1,557	—	1,626	1,626

Total investments	$2,280	$17,793	$20,073	$3,046	$21,833	$24,879

At December 31, 2017 and 2016, we held investments of $616 million and $657 million, respectively, related to the 2012 conversion of an existing group annuity contract from a participating to a non-participating contract. These investments are included in the total investments of our Large Case Pensions segment supporting non-experience-rated products. Although these investments are not accounted for as Separate Accounts assets, they are legally segregated and are not subject to claims that arise out of our business and only support our future policy benefits obligations under that group annuity contract. Refer to Note 2 for additional information.

Debt and Equity Securities

Debt and equity securities available for sale at December 31, 2017 and 2016 were as follows:

(Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
Debt securities:
U.S. government securities	$1,319	$44	$(1)	$1,362
States, municipalities and political subdivisions	3,287	116	(12)	3,391
U.S. corporate securities	6,886	388	(22)	7,252
Foreign securities	2,498	187	(7)	2,678
Residential mortgage-backed securities	570	5	(4)	571
Commercial mortgage-backed securities	641	3	(9)	635
Other asset-backed securities	1,031	8	(4)	1,035
Redeemable preferred securities	22	4	—	26

Total debt securities	16,254	755	(59)	16,950
Equity securities	60	12	(2)	70

Total debt and equity securities (1) (2)	$16,314	$767	$(61)	$17,020

December 31, 2016
Debt securities:
U.S. government securities	$1,643	$51	$—	$1,694
States, municipalities and political subdivisions	5,047	152	(61)	5,138
U.S. corporate securities	8,145	385	(55)	8,475
Foreign securities	2,958	163	(33)	3,088
Residential mortgage-backed securities	793	11	(9)	795
Commercial mortgage-backed securities	1,382	5	(39)	1,348
Other asset-backed securities	1,077	7	(9)	1,075
Redeemable preferred securities	22	5	—	27

Total debt securities	21,067	779	(206)	21,640
Equity securities	84	20	(2)	102

Total debt and equity securities (1) (2)	$21,151	$799	$(208)	$21,742

(1)	At both December 31, 2017 and 2016, we held securities for which we previously recognized an immaterial amount of non-credit related impairments in accumulated other comprehensive loss. These securities each had an immaterial amount of net unrealized capital gains at both December 31, 2017 and 2016.
(2)	Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results (refer to Note 19 for additional information on our accounting for discontinued products). At December 31, 2017, debt and equity securities with a fair value of approximately $2.6 billion, gross unrealized capital gains of $202 million and gross unrealized capital losses of $9 million and, at December 31, 2016, debt and equity securities with a fair value of approximately $2.9 billion, gross unrealized capital gains of $195 million and gross unrealized capital losses of $35 million were included in total debt and equity securities, but support our experience-rated and discontinued products. Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive income.

The fair value of debt securities at December 31, 2017 is shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid, or we intend to sell a security prior to maturity.

(Millions)	Amortized Cost	Fair Value
Due to mature:
Less than one year	$1,048	$1,055
One year through five years	5,559	5,665
After five years through ten years	3,503	3,614
Greater than ten years	3,902	4,375
Residential mortgage-backed securities	570	571
Commercial mortgage-backed securities	641	635
Other asset-backed securities	1,031	1,035

Total	$16,254	$16,950

Mortgage-Backed and Other Asset-Backed Securities

All of our residential mortgage-backed securities at December 31, 2017 were issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and carry agency guarantees and explicit or implicit guarantees by the U.S. Government. At December 31, 2017, our residential mortgage-backed securities had an average credit quality rating of AAA and a weighted average duration of 4.5 years.

Our commercial mortgage-backed securities have underlying loans that are dispersed throughout the United States. Significant market observable inputs used to value these securities include loss severity and probability of default. At December 31, 2017, these securities had an average credit quality rating of AAA and a weighted average duration of 6.8 years.

Our other asset-backed securities have a variety of underlying collateral (e.g., automobile loans, credit card receivables, home equity loans and commercial loans). Significant market observable inputs used to value these securities include the unemployment rate, loss severity and probability of default. At December 31, 2017, these securities had an average credit quality rating of AA- and a weighted average duration of 1.0 years.

Summarized below are the debt and equity securities we held at December 31, 2017 and 2016 that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

	Less than 12 months			Greater than 12 months			Total (1)
(Millions, except number of securities)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
December 31, 2017
Debt securities:
U.S. government securities	77	$200	$1	14	$22	$—	91	$222	$1
States, municipalities and political subdivisions	318	616	4	111	308	8	429	924	12
U.S. corporate securities	989	1,469	6	284	494	16	1,273	1,963	22
Foreign securities	262	419	3	91	194	4	353	613	7
Residential mortgage-backed securities	111	179	1	98	134	3	209	313	4
Commercial mortgage-backed securities	38	135	1	79	241	8	117	376	9
Other asset-backed securities	150	304	2	79	151	2	229	455	4

Total debt securities	1,945	3,322	18	756	1,544	41	2,701	4,866	59
Equity securities	2	2	—	7	7	2	9	9	2

Total debt and equity securities (1)	1,947	$3,324	$18	763	$1,551	$43	2,710	$4,875	$61

December 31, 2016
Debt securities:
U.S. government securities	26	$39	$—	1	$1	$—	27	$40	$—
States, municipalities and political subdivisions	865	2,228	58	37	75	3	902	2,303	61
U.S. corporate securities	1,428	2,277	44	114	101	11	1,542	2,378	55
Foreign securities	649	970	27	62	76	6	711	1,046	33
Residential mortgage-backed securities	188	455	8	104	17	1	292	472	9
Commercial mortgage-backed securities	285	1,038	39	3	3	—	288	1,041	39
Other asset-backed securities	226	403	4	208	177	5	434	580	9

Total debt securities	3,667	7,410	180	529	450	26	4,196	7,860	206
Equity securities	2	3	—	8	3	2	10	6	2

Total debt and equity securities (1)	3,669	$7,413	$180	537	$453	$28	4,206	$7,866	$208

(1)	At December 31, 2017 and 2016, debt and equity securities in an unrealized capital loss position of $9 million and $35 million, respectively, and with related fair value of $517 million and $890 million, respectively, related to experience-rated and discontinued products.

We reviewed the securities in the tables above and concluded that they are performing assets generating investment income to support the needs of our business. In performing this review, we considered factors such as the quality of the investment security based on research performed by our internal credit analysts and external rating agencies and the prospects of realizing the carrying value of the security based on the investment’s current prospects for recovery. At December 31, 2017, we did not intend to sell these securities, and we did not believe it was more likely than not that we would be required to sell these securities prior to anticipated recovery of their amortized cost basis.

The maturity dates for debt securities in an unrealized capital loss position at December 31, 2017 were as follows:

	Supporting discontinued and experience-rated products		Supporting remaining products		Total
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Due to mature:
Less than one year	$2	$—	$415	$1	$417	$1
One year through five years	119	—	1,890	18	2,009	18
After five years through ten years	170	3	675	10	845	13
Greater than ten years	97	3	354	7	451	10
Residential mortgage-backed securities	12	—	301	4	313	4
Commercial mortgage-backed securities	109	2	267	7	376	9
Other asset-backed securities	6	—	449	4	455	4

Total	$515	$8	$4,351	$51	$4,866	$59

Mortgage Loans

Our mortgage loans are collateralized by commercial real estate. During 2017 and 2016 we had the following activity in our mortgage loan portfolio:

(Millions)	2017	2016
New mortgage loans	$279	$190
Mortgage loans fully-repaid	248	173
Mortgage loans foreclosed	—	8

We assess our mortgage loans on a regular basis for credit impairments, and annually assign a credit quality indicator to each loan. Our credit quality indicator is internally developed and categorizes our portfolio on a scale from 1 to 7. These indicators are based upon several factors, including current loan-to-value ratios, property condition, market trends, creditworthiness of the borrower and deal structure. The vast majority of our mortgage loans fall into categories 2 to 4.

•	Category 1 - Represents loans of superior quality

•	Categories 2 to 4 - Represents loans where credit risk is minimal to acceptable; however, these loans may display some susceptibility to economic changes.

•	Categories 5 and 6 - Represents loans where credit risk is not substantial, but these loans warrant management’s close attention.

•	Category 7 - Represents loans where collections are potentially at risk; if necessary, an impairment is recorded.

Based upon our most recent assessments at December 31, 2017 and 2016, our mortgage loans were given the following credit quality indicators:

(In Millions, except credit ratings indicator)	2017	2016
1	$40	$45
2 to 4	1,447	1,449
5 and 6	9	17
7	—	—

Total	$1,496	$1,511

At December 31, 2017 scheduled mortgage loan principal repayments were as follows:

(Millions)
2018	$166
2019	124
2020	141
2021	273
2022	244
Thereafter	548

Net Investment Income

Sources of net investment income for 2017, 2016 and 2015 were as follows:

(Millions)	2017	2016	2015
Debt securities	$727	$772	$794
Mortgage loans	86	95	91
Other investments	185	82	78

Gross investment income	998	949	963
Investment expenses	(48)	(39)	(46)

Net investment income (1)	$950	$910	$917

(1)	Net investment income includes $233 million, $208 million and $248 million for 2017, 2016 and 2015, respectively, related to investments supporting our experience-rated and discontinued products.

Realized Capital Gains/Losses

Net realized capital (losses) gains for the three years ended December 31, 2017, 2016 and 2015, excluding amounts related to experience-rated contract holders and discontinued products, were as follows:

(Millions)	2017	2016	2015
Other-than-temporary impairment (“OTTI”) losses on debt securities recognized in earnings	$(8)	$(30)	$(64)
Other net realized capital (losses) gains	(231)	116	(1)

Net realized capital (losses) gains	$(239)	$86	$(65)

The net realized capital losses in 2017 were primarily attributable to the recognition into earnings of the entire unamortized effective portion of the related hedge losses upon the mandatory redemption of $10.2 billion aggregate principal amount of the Special Mandatory Redemption Notes and the redemption of $750 million aggregate principal amount of senior notes due 2020, partially offset by gains from the sale of debt securities and gains from other investments. The net realized capital gains in 2016 were primarily attributable to gains from the sales of debt securities and other investments, partially offset by yield-related OTTI on debt securities. The net realized capital losses in 2015 were primarily attributable to yield-related OTTI on U.S. corporate debt securities.

Yield-related impairments are recognized in other comprehensive income unless we have the intention to sell the security in an unrealized capital loss position, in which case the yield-related OTTI is recognized in earnings. In 2017, 2016 and 2015, we recognized yield-related OTTI losses of $6 million, $24 million and $63 million, respectively, related to our debt securities. We had no other individually material realized capital losses on debt or equity securities that impacted our operating results during 2017, 2016 or 2015.

Excluding amounts related to experience-rated and discontinued products, proceeds from the sale of available for sale debt and equity securities and the related gross realized capital gains and losses for 2017, 2016 and 2015 were as follows (1):

(Millions)	2017	2016	2015
Proceeds on sales	$5,753	$6,725	$4,987
Gross realized capital gains	114	155	83
Gross realized capital losses	47	61	76

(1)	The proceeds on sales and gross realized capital gains and losses exclude the impact of the sales of short-term debt securities which primarily relate to our investments in mutual funds. These investments were excluded from the disclosed amounts because they represent an immaterial amount of aggregate gross realized capital gains or losses and have a high volume of sales activity.

Variable Interest Entities

We have investments in certain hedge fund and private equity investments and real estate partnerships that are considered Variable Interest Entities (“VIE’s”). We do not have a future obligation to fund losses or debts on behalf of these investments; however, we may voluntarily contribute funds. In evaluating whether we are the primary beneficiary of a VIE, we considered several factors, including whether we (a) have the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE.

Variable Interest Entities - Primary Beneficiary

During the fourth quarter of 2017, we redeemed the entire minority shareholder interest related to our majority owned hedge fund investment where we were the investment manager and had the power to direct the activities that most significantly impact the VIE’s economic performance, including determining the hedge fund’s investment strategy. Prior to the fourth quarter of 2017, we were the primary beneficiary and consolidated the investment in our operating results. As of December 31, 2017, we will continue to consolidate the hedge fund in our operating results; however, the investment is no longer considered a VIE as the hedge fund is a wholly-owned subsidiary.

Substantially all of the assets of the VIE hedge fund were comprised of hedge fund investments reported as long-term investments on our Consolidated Balance Sheets. The VIE hedge fund had no material liabilities at December 31, 2016. The total amount of the VIE hedge fund’s assets included in long-term investments on our Consolidated Balance Sheets at December 31, 2016 was $472 million.

Variable Interest Entities - Other Variable Interest Holder

Our involvement with VIEs where we are not determined to be the primary beneficiary consists of the following:

•	Hedge fund and private equity investments - We invest in hedge fund and private equity investments in order to generate investment returns for our investment portfolio supporting our businesses.

•	Real estate partnerships - We invest in various real estate partnerships, including those that construct, own and manage low-income housing developments. For the low income housing development investments, substantially all of the projected benefits to us are from tax credits and other tax benefits.

We are not the primary beneficiary of these investments because the nature of our involvement with the activities of these VIEs does not give us the power to direct the activities that most significantly impact their economic performance. We record the amount of our investment in these VIEs as long-term investments on our Consolidated Balance Sheets and recognize our share of each VIE’s income or losses in earnings. Our maximum exposure to loss from these VIEs is limited to our investment balances as disclosed below and the risk of recapture of previously recognized tax credits related to the real estate partnerships, which we do not consider significant.

The total amount of other variable interest holder VIE assets included in long-term investments on our Consolidated Balance Sheets at December 31, 2017 and 2016 were as follows:

(Millions)	December 31, 2017	December 31, 2016
Hedge fund investments	$351	$384
Private equity investments	453	454
Real estate partnerships	247	278

Total	$1,051	$1,116

The carrying value of the total assets and liabilities of our other variable interest holder VIE investments at December 31, 2017 and 2016 were as follows:

(Millions)	December 31, 2017	December 31, 2016
Assets:
Hedge fund investments	$54,789	$32,926
Private equity investments	27,342	25,368
Real estate partnerships	6,451	6,743

Total	$88,582	$65,037

Liabilities:
Hedge fund investments	$12,073	$2,819
Private equity investments	2,461	2,354
Real estate partnerships	4,691	4,938

Total	$19,225	$10,111

5.	Fair Value

The preparation of our consolidated financial statements in accordance with GAAP requires certain of our assets and liabilities to be reflected at their fair value, and others on another basis, such as an adjusted historical cost basis. In this note, we provide details on the fair value of financial assets and liabilities and how we determine those fair values. We present this information for those financial instruments that are measured at fair value for which the change in fair value impacts net income attributable to Aetna or other comprehensive income separately from other financial assets and liabilities.

Financial Instruments Measured at Fair Value in our Consolidated Balance Sheets

Certain of our financial instruments are measured at fair value in our Consolidated Balance Sheets. The fair values of these instruments are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information (“inputs”) that qualifies a financial asset or liability for each level:

•	Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

•	Level 2 – Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates and credit risks) and inputs that are derived from or corroborated by observable markets.

•	Level 3 – Developed from unobservable data, reflecting our own assumptions.

Financial assets and liabilities are classified based upon the lowest level of input that is significant to the valuation. When quoted prices in active markets for identical assets and liabilities are available, we use these quoted market prices to determine the fair value of financial assets and liabilities and classify these assets and liabilities in Level 1. In other cases where a quoted market price for identical assets and liabilities in an active market is either not available or not observable, we estimate fair value using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets and liabilities would then be classified in Level 2. If quoted market prices are not available, we determine fair value using broker quotes or an internal analysis of each investment’s financial performance and cash flow projections. Thus, financial assets and liabilities may be classified in Level 3 even though there may be some significant inputs that may be observable.

The following is a description of the valuation methodologies used for our financial assets and liabilities that are measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Debt Securities – Where quoted prices are available in an active market, our debt securities are classified in Level 1 of the fair value hierarchy. Our Level 1 debt securities consist primarily of U.S. Treasury securities.

The fair values of our Level 2 debt securities are obtained using models, such as matrix pricing, which use quoted market prices of debt securities with similar characteristics, or discounted cash flows to estimate fair value. We review these prices to ensure they are based on observable market inputs that include, but are not limited to, quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets and inputs that are observable but not prices (for example, interest rates and credit risks). We also review the methodologies and the assumptions used to calculate prices from these observable inputs. On a quarterly basis, we select a sample of our Level 2 debt securities’ prices and compare them to prices provided by a secondary source. Variances over a specified threshold are identified and reviewed to confirm the price provided by the primary source represents an appropriate estimate of fair value. In addition, our internal investment team consistently compares the prices obtained for select Level 2 debt securities to the team’s own independent estimates of fair value for those securities. We obtained one price for each of our Level 2 debt securities and did not adjust any of these prices at December 31, 2017 or 2016.

We also value certain debt securities using Level 3 inputs. For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced internally. Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows. We obtained one non-binding broker quote for each of these Level 3 debt securities and did not adjust any of these quotes at December 31, 2017 or 2016. The total fair value of our broker quoted debt securities was $67 million and $80 million at December 31, 2017 and 2016, respectively. Examples of these broker quoted Level 3 debt securities include certain U.S. and foreign corporate securities and certain of our commercial mortgage-backed securities as well as other asset-backed securities. For some of our private placement securities, our internal staff determines the value of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds. Examples of these private placement Level 3 debt securities include certain U.S. and foreign securities and certain tax-exempt municipal securities.

Equity Securities – We currently have two classifications of equity securities: those that are publicly traded and those that are privately placed. Our publicly-traded equity securities are classified in Level 1 because quoted prices are available for these securities in an active market. For privately placed equity securities, there is no active market; therefore, we classify these securities in Level 3 because we price these securities through an internal analysis of each investment’s financial statements and cash flow projections. Significant unobservable inputs consist of earnings and revenue multiples, discount for lack of marketability and comparability adjustments. An increase or decrease in any of these unobservable inputs would result in a change in the fair value measurement, which may be significant.

Derivatives – Where quoted prices are available in an active market, our derivatives are classified in Level 1. Certain of our derivative instruments are valued using models that primarily use market observable inputs and therefore are classified in Level 2 because they are traded in markets where quoted market prices are not readily available.

Financial assets and liabilities measured at fair value on a recurring basis in our Consolidated Balance Sheets at December 31, 2017 and 2016 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
December 31, 2017
Assets:
Debt securities:
U.S. government securities	$1,313	$49	$—	$1,362
States, municipalities and political subdivisions	—	3,390	1	3,391
U.S. corporate securities	—	7,167	85	7,252
Foreign securities	—	2,675	3	2,678
Residential mortgage-backed securities	—	571	—	571
Commercial mortgage-backed securities	—	635	—	635
Other asset-backed securities	—	1,035	—	1,035
Redeemable preferred securities	—	19	7	26

Total debt securities	1,313	15,541	96	16,950
Equity securities	43	—	27	70

Total	$1,356	$15,541	$123	$17,020

December 31, 2016
Assets:
Debt securities:
U.S. government securities	$1,514	$180	$—	$1,694
States, municipalities and political subdivisions	—	5,137	1	5,138
U.S. corporate securities	—	8,395	80	8,475
Foreign securities	—	3,067	21	3,088
Residential mortgage-backed securities	—	795	—	795
Commercial mortgage-backed securities	—	1,348	—	1,348
Other asset-backed securities	—	1,075	—	1,075
Redeemable preferred securities	—	26	1	27

Total debt securities	1,514	20,023	103	21,640
Equity securities	59	—	43	102

Total	$1,573	$20,023	$146	$21,742

There were no transfers between Levels 1 and 2 during the years ended December 31, 2017 and 2016.

The changes in the balances of Level 3 financial assets during 2017 were as follows:

(Millions)	Foreign securities	U.S. corporate securities	Equity securities	Other	Total
Beginning balance	$21	$80	$43	$2	$146
Net realized and unrealized capital gains (losses):
Included in earnings	—	4	42	—	46
Included in other comprehensive income	—	—	(38)	—	(38)
Purchases	—	18	9	42	69
Sales	—	—	(29)	—	(29)
Settlements	—	(17)	—	—	(17)
Transfers out of Level 3, net	(18)	—	—	(36)	(54)

Ending balance	$3	$85	$27	$8	$123

The changes in the balances of Level 3 financial assets during 2016 were as follows:

(Millions)	Foreign securities	U.S. corporate securities	Equity securities	Other	Total
Beginning balance	$25	$64	$19	$6	$114
Net realized and unrealized capital (losses) gains:
Included in earnings	—	(15)	—	—	(15)
Included in other comprehensive income	—	(4)	11	(3)	4
Other (1)	—	—	3	—	3
Purchases	16	41	10	33	100
Sales	(8)	(3)	—	(5)	(16)
Settlements	(2)	(3)	—	—	(5)
Transfers out of Level 3, net	(10)	—	—	(29)	(39)

Ending balance	$21	$80	$43	$2	$146

(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results.

The total gross transfers into (out of) Level 3 during the years ended December 31, 2017 and 2016 were as follows:

(Millions)	2017	2016
Gross transfers into Level 3	$—	$—
Gross transfers out of Level 3	(54)	(39)

Net transfers out of Level 3	$(54)	$(39)

Gross transfers out of Level 3 during 2017 primarily related to commercial mortgage-backed securities, other asset-backed securities and foreign debt securities for which observable market data was subsequently received. Gross transfers out of Level 3 during 2016 primarily related to commercial mortgage-backed securities for which observable market data was subsequently received.

Financial Instruments Not Measured at Fair Value in our Consolidated Balance Sheets

The following is a description of the valuation methodologies used for estimating the fair value of our financial assets and liabilities that are carried on our Consolidated Balance Sheets at adjusted cost or contract value.

Mortgage loans: Fair values are estimated by discounting expected mortgage loan cash flows at market rates that reflect the rates at which similar loans would be made to similar borrowers. These rates reflect our assessment of the creditworthiness of the borrower and the remaining duration of the loans. The fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.

Bank loans: Where fair value is determined by quoted market prices of bank loans with similar characteristics, our bank loans are classified in Level 2. For bank loans classified in Level 3, fair value is determined by outside brokers using their internal analyses through a combination of their knowledge of the current pricing environment and market flows.

Equity securities: Certain of our equity securities are carried at cost. The fair values of our cost-method investments are not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.

Investment contract liabilities:

•	With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, us for similar contracts.

•	Without a fixed maturity: Fair value is estimated as the amount payable to the contract holder upon demand. However, we have the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.

Long-term debt: Fair values are based on quoted market prices for the same or similar issued debt or, if no quoted market prices are available, on the current rates estimated to be available to us for debt of similar terms and remaining maturities.

The carrying value and estimated fair value classified by level of fair value hierarchy for our financial instruments carried on our Consolidated Balance Sheets at adjusted cost or contract value at December 31, 2017 and 2016 were as follows:

	Carrying Value	Estimated Fair Value
(Millions)		Level 1	Level 2	Level 3	Total
December 31, 2017
Assets:
Mortgage loans	$1,496	$—	$—	$1,524	$1,524
Bank loans	7	—	—	7	7
Equity securities (1)	45	N/A	N/A	N/A	N/A
Liabilities:
Investment contract liabilities:
With a fixed maturity	7	—	—	7	7
Without a fixed maturity	363	—	—	354	354
Long-term debt	9,159	—	9,815	—	9,815

	Carrying Value	Estimated Fair Value
(Millions)		Level 1	Level 2	Level 3	Total
December 31, 2016
Assets:
Mortgage loans	$1,511	$—	$—	$1,540	$1,540
Bank loans	8	—	—	8	8
Equity securities (1)	35	N/A	N/A	N/A	N/A
Liabilities:
Investment contract liabilities:
With a fixed maturity	8	—	—	8	8
Without a fixed maturity	378	—	—	364	364
Long-term debt	20,661	—	21,468	—	21,468

(1)	It was not practical to estimate the fair value of these cost-method investments as it represents shares of unlisted companies.

Separate Accounts Measured at Fair Value in our Consolidated Balance Sheets

Separate Accounts assets in our Large Case Pensions segment represent funds maintained to meet specific objectives of contract holders. Since contract holders bear the investment risk of these assets, a corresponding Separate Accounts liability has been established equal to the assets. These assets and liabilities are carried at fair value. Net investment income and capital gains and losses accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from our other businesses. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Accounts assets are not reflected in our Consolidated Statements of Income, Shareholders’ Equity or Cash Flows.

Separate Accounts assets include debt and equity securities and derivative instruments. The valuation methodologies used for these assets are similar to the methodologies described above in this Note 5. Separate Accounts assets also include investments in common/collective trusts that are carried at fair value. Common/collective trusts invest in other investment funds otherwise known as the underlying funds. The Separate Accounts’ interests in the common/collective trust funds are based on the fair values of the investments of the underlying funds and therefore are classified in Level 2. The assets in the underlying funds primarily consist of equity securities. Investments in common/collective trust funds are valued at their respective net asset value per share/unit on the valuation date.

Separate Accounts financial assets at December 31, 2017 and 2016 were as follows:

	2017				2016
(Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities	$1,085	$2,611	$2	$3,698	$766	$2,378	$—	$3,144
Equity securities	—	6	—	6	166	6	—	172
Common/collective trusts	—	448	—	448	—	582	—	582

Total (1)	$1,085	$3,065	$2	$4,152	$932	$2,966	$—	$3,898

(1)	Excludes $144 million and $93 million of cash and cash equivalents and other receivables at December 31, 2017 and 2016, respectively.

During 2017 and 2016, we had an immaterial amount of Level 3 Separate Accounts financial assets and an immaterial amount of gross transfers of Separate Accounts financial assets into or out of Level 3. During 2017 and 2016, there were no transfers of Separate Accounts financial assets between Levels 1 and 2.

Offsetting Financial Assets and Liabilities

Certain financial assets and liabilities are offset in our Consolidated Balance Sheets or are subject to master netting arrangements or similar agreements with the applicable counterparty. Financial assets, including derivative assets, subject to offsetting and enforceable master netting arrangements were $10 million and $17 million at December 31, 2017 and December 31, 2016, respectively.

There were no financial liabilities, including derivative liabilities, subject to offsetting and enforceable master netting arrangements at December 31, 2017 or December 31, 2016.

6.	Goodwill and Other Acquired Intangible Assets

The change in the carrying amount of goodwill for our reportable segments for the years ended December 31, 2017 and 2016 was as follows:

(Millions)	Health Care	Group Insurance	Total Company
Balance at January 1, 2016	$10,524	$113	$10,637
Acquisitions	—	—	—
Dispositions	—	—	—
Subsequent adjustments	—	—	—

Balance at December 31, 2016	10,524	113	10,637
Acquisitions	47	—	47
Dispositions	—	(113)	(113)
Subsequent adjustments	—	—	—

Balance at December 31, 2017	$10,571	$—	$10,571

No goodwill is allocated to the Large Case Pensions segment. The increase in goodwill allocated to our Health Care segment in 2017 was due to goodwill associated with an immaterial acquisition. The decrease in goodwill allocated to our Group Insurance segment in 2017 was due to the Group Insurance sale.

Other acquired intangible assets at December 31, 2017 and 2016 consisted of the following:

(Millions)	Cost	Accumulated Amortization	Net Balance	Amortization Period (Years)
2017
Provider networks	$1,254	$756	$498	12-25	(1)
Customer lists	1,172	610	562	3-20	(1)
Value of business acquired	149	102	47	20
Technology	176	160	16	5
Other	14	5	9	10-15
Definite-lived trademarks	170	144	26	5-20
Indefinite-lived trademarks	22	—	22

Total other acquired intangible assets	$2,957	$1,777	$1,180

2016
Provider networks	$1,254	$694	$560	12-25	(1)
Customer lists	1,166	485	681	3-14	(1)
Value of business acquired	149	92	57	20
Technology	176	123	53	4-10
Other	10	4	6	10-15
Definite-lived trademarks	170	107	63	5-20
Indefinite-lived trademarks	22	—	22

Total other acquired intangible assets	$2,947	$1,505	$1,442

(1)	The amortization period for our provider networks and customer lists includes an assumption of renewal or extension of these arrangements. At both December 31, 2017 and 2016, the periods prior to the next renewal or extension for our provider networks primarily ranged from 1 to 3 years, and the period prior to the next renewal or extension for our customer lists was 1 year. Any costs related to the renewal or extension of these contracts are expensed as incurred.

We estimate annual pre-tax amortization for other acquired intangible assets over the next five years to be as follows:

(Millions)
2018	$187
2019	181
2020	169
2021	156
2022	140

7.	Health Care and Other Insurance Liabilities

Our insurance liabilities below are disaggregated by reportable segment. Health care costs payable relate to our Health Care segment and unpaid claims relate to our Group Insurance segment. On November 1, 2017, we sold a substantial portion of our Group Insurance segment consisting of our domestic group life insurance, group disability insurance and absence management businesses to HLAIC. The transaction was accomplished through an indemnity reinsurance arrangement and accordingly, substantially all of our life and disability insurance reserves were fully ceded at December 31, 2017. As a result, we did not include disclosures related to the development of our unpaid claims insurance liabilities.

Health Care Costs Payable

The following is information about incurred and cumulative paid Health Care claims development as of December 31, 2017, net of reinsurance, and the total IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. Refer to Note 2 for information on how we estimate our IBNR reserve and health care costs payable as well as changes to those methodologies, if any. Our estimate of IBNR liabilities is primarily based on trend and completion factors. Claim frequency is not used in the calculation of our liability. In addition, it is impracticable to disclose claim frequency information for health care claims due to our inability to gather consistent claim frequency information across our multiple claims processing systems. Any claim frequency count disclosure would not be comparable across our different claim processing systems and would not be consistent from period to period based on the volume of claims processed through each system. As a result, we have not included health care claim count frequency in the disclosures included below.

The information about incurred and paid Health Care claims development for the year ended December 31, 2016 is presented as required unaudited supplemental information.

(Millions)	Incurred Health Care Claims, Net of Reinsurance For the Years Ended December 31,
Date of Service	2016	2017
	(Unaudited)
2016	$44,110	$43,434
2017		42,498

Total		$85,932

(Millions)	Cumulative Paid Health Care Claims, Net of Reinsurance For the Years Ended December 31,
Date of Service	2016	2017
	(Unaudited)
2016	$37,888	$43,273
2017		37,022

Total		$80,295

All outstanding liabilities for health care costs payable prior to 2016, net of reinsurance		54

Total outstanding liabilities for health care costs payable, net of reinsurance		$5,691

At December 31, 2017, total Health Care liabilities for IBNR plus expected development on reported claims totaled approximately $5.0 billion. Substantially all of the total Health Care liabilities for IBNR plus expected development on reported claims at December 31, 2017 related to the current year.

The reconciliation of the December 31, 2017 Health Care net incurred and paid claims development tables to the health care costs payable liability in our Consolidated Balance Sheet is as follows:

(Millions)	December 31, 2017
Short-duration health care costs payable, net of reinsurance	$5,691
Reinsurance recoverables	6
Premium deficiency reserve	16
Insurance lines other than short duration	102

Total health care costs payable	$5,815

The following table shows the components of the change in health care costs payable during 2017, 2016 and 2015:

(Millions)	2017	2016	2015
Health care costs payable, beginning of the period	$6,558	$6,306	$5,621
Less: Reinsurance recoverables	5	4	6

Health care costs payable, beginning of the period, net	6,553	6,302	5,615

Add: Components of incurred health care costs
Current year	43,551	45,019	42,553
Prior years	(814)	(764)	(841)

Total incurred health care costs	42,737	44,255	41,712

Less: Claims paid
Current year	37,974	38,700	36,389
Prior years	5,523	5,304	4,636

Total claims paid	43,497	44,004	41,025

Health care costs payable, end of period, net	5,793	6,553	6,302
Add: Premium deficiency reserve	16	—	—
Add: Reinsurance recoverables	6	5	4

Health care costs payable, end of period	$5,815	$6,558	$6,306

Our estimates of prior years’ health care costs payable decreased by $814 million, $764 million and $841 million in 2017, 2016 and 2015, respectively, because claims were settled for amounts less than originally estimated (i.e., the amount of claims incurred was lower than we originally estimated), primarily due to lower health care cost trends as well as the actual claim submission time being faster than we originally assumed (i.e., our completion factors were higher than we originally assumed) in estimating our health care costs payable at the end of the prior year. This development does not directly correspond to an increase in our current year operating results as these reductions were offset by estimated current period health care costs when we established our estimate of the current year health care costs payable.

8.	The ACA’s Reinsurance, Risk Adjustment and Risk Corridor Programs (the “3Rs”)

Through December 31, 2017, we participated in certain public health insurance exchanges (“Public Exchanges”) established pursuant to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (as amended, collectively, the “ACA”). Under regulations established by the U.S. Department of Health and Human Services (“HHS”), HHS pays us a portion of the premium (“Premium Subsidy”) and through September 30, 2017, paid a portion of the health care costs (“Cost Sharing Subsidy”) for low-income individual Public Exchange members. In addition, HHS administers the 3Rs risk management programs. The ACA’s temporary reinsurance and risk corridor programs expired at the end of 2016.

Our net receivable (payable) related to the 3Rs risk management programs at December 31, 2017 and 2016 was as follows:

	At December 31, 2017			At December 31, 2016
(Millions)	Reinsurance	Risk Adjustment	Risk Corridor	Reinsurance	Risk Adjustment	Risk Corridor
Current	$37	$(41)	$—	$202	$(690)	$(10)
Long-term	$—	$2	$—	$—	$—	$—

Total net receivable (payable)	$37	$(39)	$—	$202	$(690)	$(10)

At December 31, 2017, we estimate that we are entitled to receive a total of $314 million from HHS under the three-year ACA risk corridor program for the 2014 through 2016 program years. In November 2016, HHS announced that all 2015 ACA risk corridor collections will be used to pay a portion of the balances on the 2014 ACA risk corridor payments. At December 31,

2017 and 2016, we did not record any ACA risk corridor receivables related to the 2016 or 2015 program years or any amount in excess of HHS’s announced pro-rated funding amount for the 2014 program year because payments from HHS are uncertain.

We expect to perform an annual final reconciliation and settlement with HHS of the 3Rs in each subsequent year. The final reconciliation and settlement with HHS of the 2014 and 2015 Cost Sharing Subsidies occurred in 2016 and 2017, respectively. The final reconciliation and settlement of the 2016 Cost Sharing Subsidy is scheduled to occur in 2018.

9.	Debt

Long-term debt

The carrying value of our long-term debt at December 31, 2017 and 2016 was as follows:

(Millions)	2017	2016
Senior notes, 5.95% due March 2017 (1)	$—	$386
Senior notes, 1.75% due May 2017 (1)	—	250
Senior notes, 1.5% due November 2017 (1)	—	499
Senior notes, floating rate due December 2017 (1)	—	499
Senior notes, 1.7% due June 2018 (1)	999	997
Senior notes, 2.2% due March 2019	374	374
Senior notes, 1.9% due June 2019	—	1,642
Senior notes, 3.95% due September 2020	—	745
Senior notes, 2.4% due June 2021	—	1,839
Senior notes, 5.45% due June 2021	647	661
Senior notes, 4.125% due June 2021	496	495
Senior notes, 2.75% due November 2022	988	986
Senior notes, 2.8% due June 2023	1,292	1,290
Senior notes, 3.5% due November 2024	743	742
Senior notes, 3.2% due June 2026	—	2,771
Senior notes, 4.25% due June 2036	—	1,480
Senior notes, 6.625% due June 2036	766	765
Senior notes, 6.75% due December 2037	527	527
Senior notes, 4.5% due May 2042	479	478
Senior notes, 4.125% due November 2042	489	489
Senior notes, 4.75% due March 2044	371	371
Senior notes, 4.375% due June 2046	—	2,375
Senior notes, 3.875% due August 2047	988	—

Total long-term debt	9,159	20,661
Less current portion of long-term debt	999	1,634

Total long-term debt, less current portion and credit facility issuance costs	$8,160	$19,027

(1)	At December 31, 2017, our 1.7% senior notes due June 2018 are classified as current in our Consolidated Balance Sheet. At December 31, 2016, our 5.95% senior notes due March 2017, 1.75% senior notes due May 2017, 1.5% senior notes due November 2017 and floating rate senior notes due December 2017 were each classified as current in our Consolidated Balance Sheet.

At December 31, 2017 the amount of future maturities of our long-term debt are as follows:

(Millions)
2018	$999
2019	374
2020	—
2021	1,143
2022	988
Thereafter	5,655

2017 Senior Notes

In August 2017, we issued $1.0 billion of 3.875% senior notes due 2047. We used the net proceeds of this offering to repay a portion of our 1.5% senior notes due in November 2017, repay a portion of our floating rate senior notes due in December 2017 and for general corporate purposes.

2016 Senior Notes

In June 2016, in connection with the Humana Transaction, we issued the 2016 senior notes, which consisted of: $500 million of floating rate senior notes due December 2017, $1.0 billion of 1.7% senior notes due June 2018, approximately $1.7 billion of 1.9% senior notes due June 2019, approximately $1.9 billion of 2.4% senior notes due June 2021, $1.3 billion of 2.8% senior notes due June 2023, $2.8 billion of 3.2% senior notes due June 2026, $1.5 billion of 4.25% senior notes due June 2036 and $2.4 billion of 4.375% senior notes due June 2046.

Early Extinguishment of Long-Term Debt

Special Mandatory Redemption Notes

As a result of the termination of the Humana Merger Agreement, we redeemed the entire $10.2 billion aggregate principal amount of the Special Mandatory Redemption Notes, which were due in 2019, 2021, 2026, 2036 and 2046, at a redemption price equal to 101% of the aggregate principal amount of those notes plus accrued and unpaid interest. We redeemed those notes on March 16, 2017, and we funded the redemption with the proceeds of the 2016 senior notes. As a result of the redemption, we recorded a loss on early extinguishment of long-term debt of $125 million ($192 million pretax) in the year ended December 31, 2017.

Prior to issuing the 2016 senior notes, during 2015 and 2016 we entered into various interest rate swaps and treasury rate locks that were designated as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt to be primarily used to finance a portion of the purchase price of the Humana Transaction. In addition, we redesignated existing interest rate swaps with an aggregate notional value of $500 million as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed rate debt.

Prior to issuing the 2016 senior notes in June 2016, we terminated all outstanding hedges and paid an aggregate of $348 million to the hedge counter parties upon termination. The aggregate effective portion of the hedge loss of $342 million pretax was recorded in accumulated other comprehensive loss, net of tax. Upon the redemption of the Special Mandatory Redemption Notes, the entire remaining unamortized effective portion of the hedge loss of $323 million pretax recorded in accumulated other comprehensive loss was recognized as a realized capital loss in the year ended December 31, 2017.

2020 Notes

On February 27, 2017, we announced the redemption for cash of the entire $750 million aggregate principal amount outstanding of our 3.95% senior notes due September 1, 2020 (the “2020 Notes”). We redeemed the 2020 Notes on March 29, 2017 at a redemption price that included a make-whole premium, plus accrued and unpaid interest. We funded the redemption from available cash and short-term debt. As a result of the redemption, we recorded a loss on early extinguishment of long-term debt of $35 million ($54 million pretax) in the year ended December 31, 2017. Upon redemption of the 2020 Notes, the entire remaining unamortized effective portion of the hedge loss of $13 million pretax related to the issuance of the 2020 Notes recorded in accumulated other comprehensive loss was recognized as a realized capital loss in the year ended December 31, 2017.

Refer to Note 14 for additional information regarding hedge losses reclassified from accumulated other comprehensive loss to net income during the year ended December 31, 2017.

Revolving Credit Facility

On March 27, 2012, we entered into an unsecured $1.5 billion five-year revolving credit agreement (the “Credit Agreement”) with several financial institutions. On September 24, 2012, in connection with the acquisition of Coventry, we entered into a First Amendment (the “First Amendment”) to the Credit Agreement and also entered into an Incremental Commitment Agreement (the “Incremental Commitment Agreement”). On March 2, 2015, we entered into a Second Amendment to the Credit Agreement (the “Second Amendment”). On July 30, 2015, in connection with the Humana Transaction, we entered into a Third Amendment to the Credit Agreement (the “Third Amendment”). On March 17, 2017, we entered into a Fourth Amendment to the Credit Agreement (the “Fourth Amendment,” and together with the First Amendment, the Incremental Commitment Agreement, the Second Amendment, the Third Amendment and the Credit Agreement, resulting in the “Facility”). The Facility is an unsecured $2.0 billion revolving credit agreement. The Third Amendment modified the calculation of total debt for purposes of determining compliance prior to the closing date of the Humana Transaction (the “Closing Date”) with certain covenants to exclude debt incurred by us to finance the Humana Transaction, the other financing transactions related to the Humana Transaction and/or the payment of fees and expenses incurred in connection therewith so long as either (A) the net proceeds of such debt were set aside to finance the Humana Transaction, the other financing transactions related to the Humana Transaction and/or the payment of fees and expenses incurred in connection therewith or (B) such debt was subject to mandatory redemption in the event that the Humana Merger Agreement was terminated or expired. Among other things, the Fourth Amendment extended the maturity date of the existing Credit Agreement to March 27, 2021, eliminated the availability of swingline loans, provided us with additional time on each business day to provide notice of borrowings and added customary provisions to reflect European Union “bail-in” directive legislation.

In addition, upon our agreement with one or more financial institutions, we may expand the commitments under the Facility by an additional $500 million. The Facility also provides for the issuance of up to $200 million of letters of credit at our request, which count as usage of the available commitments under the Facility. In each of 2013, 2014, 2015 and 2017, we extended the maturity date of the Facility by one year. The maturity date of the Facility is March 27, 2021.

Various interest rate options are available under the Facility. Any revolving borrowings mature on the termination date of the Facility. We pay facility fees on the Facility ranging from .050% to .150% per annum, depending upon our long-term senior unsecured debt rating. The facility fee was .100% at December 31, 2017. The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below 50%. For this purpose, consolidated capitalization equals the sum of total shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Facility). We met this requirement at December 31, 2017. There were no amounts outstanding under the Facility at any time during the year ended December 31, 2017 or 2016.

Term Loan Agreement

On July 30, 2015, in connection with the Humana Transaction, we entered into a senior three-year $3.2 billion term loan credit agreement (the “Term Loan Agreement”) with a group of seventeen lenders. The lenders’ commitments under the Term Loan Agreement terminated on February 14, 2017, as a result of the termination of the Humana Merger Agreement.

Federal Home Loan Bank of Boston

We are a member of the Federal Home Loan Bank of Boston (the “FHLBB”), and as a member we have the ability to obtain cash advances, subject to certain minimum collateral requirements. Our maximum borrowing capacity available from the FHLBB at December 31, 2017 was approximately $700 million. At both December 31, 2017 and 2016, we did not have any outstanding borrowings from the FHLBB.

10.	Pension and Other Postretirement Plans

Defined Benefit Retirement Plans

We sponsor various defined benefit plans, including two pension plans, and OPEB plans that provide certain health care and life insurance benefits for retired employees, including those of our former parent company.

During 2017, 2016 and 2015 we did not make any contribution to the Aetna Pension Plan. Effective December 31, 2010, our employees no longer earn future pension service credits in the Aetna Pension Plan (i.e., the Plan was “frozen” effective December 31, 2010), although the Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.

We also sponsor a non-qualified supplemental pension plan (the “Non-qualified Pension Plan”) that, prior to January 1, 2007, had been used to provide benefits for wages above the Internal Revenue Code wage limits applicable to tax qualified pension plans (such as the Aetna Pension Plan). Effective January 1, 2007, no new benefits accrue under the Non-qualified Pension Plan, but interest will continue to be credited on outstanding supplemental cash balance accounts; and the plan may continue to be used to credit special pension arrangements.

In addition, we currently provide certain medical and life insurance benefits for retired employees, including those of our former parent company. We provide subsidized health care benefits to certain eligible employees who terminated employment prior to December 31, 2006. There is a cap on our portion of the cost of providing medical and dental benefits to our retirees. Through December 31, 2015, all current and future retirees and employees who terminated employment at age 45 or later with at least five years of service were eligible to participate in our group health plans at their own cost. Effective January 1, 2016, only current and future retirees and employees who terminate employment at age 55 or later are eligible for such participation.

The information set forth in the following tables is based upon current actuarial reports using the annual measurement dates (December 31, for each year presented) for our pension and OPEB plans.

The following table shows the changes in the benefit obligations during 2017 and 2016 for our pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2017	2016	2017	2016
Benefit obligation, beginning of year	$6,032	$5,946	$248	$257
Interest cost	203	260	8	11
Actuarial loss	394	161	11	—
Benefits paid	(411)	(335)	(18)	(20)

Benefit obligation, end of year	$6,218	$6,032	$249	$248

The pension plans’ benefit obligation increased in 2017 driven by interest cost recognized in 2017 and an increase in actuarial losses arising as a result of a lower discount rate as further described below; substantially offset by benefits paid in 2017.

The Aetna Pension Plan comprises 96% of the pension plans’ total benefit obligation at December 31, 2017. The discount rates used to determine the benefit obligation of our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. Each yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The weighted average discount rate for our pension plans was 3.68% and 4.22% for

2017 and 2016, respectively. The discount rate for our OPEB plans was 3.63% and 4.12% for 2017 and 2016, respectively. The discount rates differ for our pension and OPEB plans due to the duration of the projected benefit payments for each plan.

Effective as of the beginning of 2017, we refined the approach used to estimate the interest cost component of net periodic benefit cost for pension and OPEB plans that utilize a yield curve approach. Historically, we estimated the interest cost using a single weighted average discount rate derived from the yield curve used to measure the projected benefit obligation. We have now elected to measure interest cost by applying the specific spot rates along that yield curve to the relevant projected cash flows for each component. We believe the new approach provides a more precise estimate of such interest cost. We have accounted for this refinement as a change in accounting estimate and, accordingly, have accounted for it on a prospective basis beginning in 2017. The reduction in net periodic benefit cost associated with this refinement for the year ended December 31, 2017 was $26 million ($41 million pre-tax). For our pension benefits, the 2017 weighted-average discount rate for interest costs under the refined approach adopted as of the beginning of 2017 was 3.51%. Under the prior methodology, the 2017 weighted-average discount rate would have been 4.22%.

Additionally, based on the mortality experience of our pension and OPEB plans, in 2017 we utilized the RP-2014 Mortality Table with a generation projection of future mortality improvements using Scale MP-2017. In 2016, we utilized the RP-2014 Mortality Table with a generation projection of future mortality improvements using Scale MP-2016. In 2015 we utilized the RP-2014 Mortality Table with a generation projection of future mortality improvements using Scale MP-2015.

The following table reconciles the beginning and ending balances of the fair value of plan assets during 2017 and 2016 for our pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2017	2016	2017	2016
Fair value of plan assets, beginning of year	$5,914	$5,802	$52	$55
Actual return on plan assets	808	426	2	1
Employer contributions	20	21	14	16
Benefits paid	(411)	(335)	(18)	(20)

Fair value of plan assets, end of year	$6,331	$5,914	$50	$52

The difference between the fair value of plan assets and the plan’s benefit obligation is referred to as the plan’s funded status. This funded status is an accounting-based calculation and is not indicative of our mandatory funding requirements.

The funded status of our pension and OPEB plans at the measurement date for 2017 and 2016 was as follows:

	Pension Plans		OPEB Plans
(Millions)	2017	2016	2017	2016
Benefit obligation	$(6,218)	$(6,032)	$(249)	$(248)
Fair value of plan assets	6,331	5,914	50	52

Funded status	$113	$(118)	$(199)	$(196)

At December 31, 2017, the fair value of plan assets of the Aetna Pension Plan was in excess of the benefit obligations, while the Non-qualified Pension Plan had benefit obligations in excess of the fair value of plan assets. Below is the funded status of each of our Pension Plans:

	Aetna Pension Plan		Non-qualified Pension Plan
(Millions)	2017	2016	2017	2016
Benefit obligation	$(5,995)	$(5,807)	$(223)	$(225)
Fair value of plan assets	6,331	5,914	—	—

Funded status	$336	$107	$(223)	$(225)

The amounts in accumulated other comprehensive loss that have not yet been recognized in net periodic benefit cost as of December 31, 2017 and 2016 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2017	2016	2017	2016
Unrecognized prior service credit	$—	$—	$(15)	$(19)
Unrecognized net actuarial losses	2,361	2,460	75	66

Amount recognized in accumulated other comprehensive loss	$(2,361)	$(2,460)	$(60)	$(47)

The assets (liabilities) recognized on our Consolidated Balance Sheets at December 31, 2017 and 2016 for our pension and OPEB plans were consisted of the following:

	Pension Plans		OPEB Plans
(Millions)	2017	2016	2017	2016
Accrued benefit assets reflected in other long-term assets	$336	$107	$—	$—
Accrued benefit liabilities reflected in other current liabilities	(20)	(20)	(12)	(13)
Accrued benefit liabilities reflected in other long-term liabilities	(203)	(205)	(187)	(183)

Net amount of assets (liabilities) recognized at December 31,	$113	$(118)	$(199)	$(196)

At December 31, 2017, we had approximately $2.4 billion and $75 million of net actuarial losses for our pension and OPEB plans, respectively, and $15 million of prior service credits for our OPEB plans and an immaterial amount of prior service credits for our pension plan, that have not been recognized as components of net periodic benefit costs. We expect to recognize $63 million and $3 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and $4 million in amortization of prior service credits for our OPEB plans in 2018. Our amortization of prior service credits for our pension plans in 2018 is not expected to be material.

Components of the net periodic benefit (income) cost of our defined benefit pension plans and OPEB plans for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Pension Plans			OPEB Plans
(Millions)	2017	2016	2015	2017	2016	2015
Amortization of prior service credit	$—	$—	$(1)	$(4)	$(4)	$(4)
Interest cost	203	260	261	8	11	11
Expected return on plan assets	(380)	(389)	(419)	(2)	(3)	(3)
Recognized net actuarial losses	65	61	62	3	3	3

Net periodic (income) benefit cost	$(112)	$(68)	$(97)	$5	$7	$7

The weighted average assumptions used to determine net periodic benefit (income) cost in 2017, 2016 and 2015 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
	2017	2016	2015	2017	2016	2015
Discount rate	4.22%	4.50%	4.12%	4.12%	4.39%	4.02%
Expected long-term return on plan assets	6.70%	6.90%	7.00%	4.75%	4.75%	5.30%

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans. The assumed medical cost trend rate for 2018 is 5.4%, decreasing gradually to 4.5% by 2026. The assumed prescription drug cost trend rate for 2018 is 9.4%, decreasing gradually to 4.5% by 2026. These assumptions reflect our historical as well as expected future trends for retirees. In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps. A one-percentage point increase in both the assumed medical cost and assumed prescription drug cost trend rates would result in an immaterial pretax increase in the aggregate of the service and interest cost components of OPEB costs and a $8 million increase in the OPEB benefit obligation. A one-percentage point decrease in both the assumed medical cost and assumed prescription drug cost trend rates would result in an immaterial pretax decrease in the aggregate of the service and interest cost components of OPEB costs and an $8 million decrease in the OPEB benefit obligation.

Our current funding strategy for the Aetna Pension Plan is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. Minimum funding requirements for the Aetna Pension Plan were met in 2017 and 2016, and we were not required to make cash contributions for either of those years. We do not have any required contribution to the Aetna Pension Plan in 2018. Employer contributions related to the supplemental pension and OPEB plans represent payments to retirees for current benefits. We have no plans to return any pension or OPEB plan assets to the Company in 2018. Our non-qualified supplemental pension plan and OPEB plans do not have minimum funding requirements.

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter at December 31, 2017 were as follows:

(Millions)	Pension Plans	OPEB Plans
2018	$374	$17
2019	364	17
2020	367	17
2021	371	17
2022	374	17
2023-2027	1,867	79

Assets of the Aetna Pension Plan

The assets of the Aetna Pension Plan (“Pension Assets”) primarily include debt and equity securities held in separate accounts, as well as common/collective trusts and real estate investments. The valuation methodologies used to price these debt and equity securities and common/collective trusts are similar to the methodologies described in Note 5. Pension Assets also include investments in other assets that are carried at fair value. The following is a description of the valuation methodology used to price real estate investments and these additional investments, including the general classification pursuant to the valuation hierarchy.

Real Estate - Real estate investments are valued by independent third party appraisers. The appraisals comply with the Uniform Standards of Professional Appraisal Practice, which includes, among other things, the income, cost, and sales comparison approaches to estimating property value. Therefore, these investments are classified in Level 3.

Private equity limited partnerships - Private equity limited partnerships are carried at fair value which is estimated based on the fair value of the underlying investment funds provided by the general partner or manager of the investments, the financial statements of which generally are audited. We typically do not have a controlling ownership in our private equity limited partnership investments, and therefore we apply the equity method of accounting for these investments. Accordingly, these investments have been excluded from the fair value table below.

Hedge fund limited partnerships - Hedge fund limited partnerships are carried at fair value which is estimated using the net asset value (“NAV”) per unit as reported by the administrator of the underlying investment fund as a practical expedient to fair value. Therefore, these investments have been excluded from the fair value table below.

Pension Assets with changes in fair value measured on a recurring basis at December 31, 2017 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
Debt securities:
U.S. government securities	$644	$38	$—	$682
States, municipalities and political subdivisions	—	150	—	150
U.S. corporate securities	—	1,506	—	1,506
Foreign securities	—	165	—	165
Residential mortgage-backed securities	—	322	—	322
Commercial mortgage-backed securities	—	57	1	58
Other asset-backed securities	—	130	—	130
Redeemable preferred securities	—	8	—	8

Total debt securities	644	2,376	1	3,021

Equity securities:
U.S. Domestic	939	4	—	943
International	556	—	—	556
Domestic real estate	26	—	—	26

Total equity securities	1,521	4	—	1,525

Other investments:
Real estate	—	—	479	479
Common/collective trusts (1)	—	478	—	478
Derivatives	—	1	—	1

Total other investments	—	479	479	958

Total pension investments (2)	$2,165	$2,859	$480	$5,504

(1)	The assets in the underlying funds of common/collective trusts consist of $294 million of equity securities and $184 million of debt securities.
(2)	Excludes $119 million of cash and cash equivalents and other payables, $530 million of private equity limited partnership investments and $178 million of hedge fund limited partnership investments.

Pension Assets with changes in fair value measured on a recurring basis at December 31, 2016 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
Debt securities:
U.S. government securities	$460	$122	$—	$582
States, municipalities and political subdivisions	—	128	—	128
U.S. corporate securities	—	1,291	—	1,291
Foreign securities	—	103	—	103
Residential mortgage-backed securities	—	163	—	163
Commercial mortgage-backed securities	—	57	—	57
Other asset-backed securities	—	60	—	60
Redeemable preferred securities	—	6	—	6

Total debt securities	460	1,930	—	2,390

Equity securities:
U.S. Domestic	1,305	5	—	1,310
International	611	—	—	611
Domestic real estate	34	—	—	34

Total equity securities	1,950	5	—	1,955

Other investments:
Real estate	—	—	478	478
Common/collective trusts (1)	—	465	—	465

Total other investments	—	465	478	943

Total pension investments (2)	$2,410	$2,400	$478	$5,288

(1)	The assets in the underlying funds of common/collective trusts consist of $307 million of equity securities and $158 million of debt securities.
(2)	Excludes $180 million of cash and cash equivalents and other payables, $255 million of private equity limited partnership investments and $191 million of hedge fund limited partnership investments.

The changes in the balances of Level 3 Pension Assets during 2017 and 2016 were as follows:

	2017
(Millions)	Real Estate	Other	Total
Beginning balance	$478	$—	$478
Actual return on plan assets	23	—	23
Purchases, sales and settlements	(22)	—	(22)
Transfers into Level 3	—	1	1

Ending balance	$479	$1	$480

	2016
(Millions)	Real Estate	Other	Total
Beginning balance	$497	$3	$500
Actual return on plan assets	42	—	42
Purchases, sales and settlements	(61)	(1)	(62)
Transfers out of Level 3	—	(2)	(2)

Ending balance	$478	$—	$478

The Aetna Pension Plan invests in a diversified mix of assets intended to maximize long-term returns while recognizing the need for adequate liquidity to meet ongoing benefit and administrative obligations. The risk of unexpected investment and actuarial outcomes is regularly evaluated. This evaluation is performed through forecasting and assessing ranges of investment outcomes over short- and long-term horizons, and by assessing the Aetna Pension Plan’s liability characteristics, our financial position and our future potential obligations from both the pension and general corporate perspectives. Complementary investment styles and techniques are utilized by multiple professional investment firms to further improve portfolio and operational risk characteristics. Public and private equity investments are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.

At December 31, 2017, target investment allocations for the Aetna Pension Plan were: 33% in equity securities, 54% in debt securities, 6% in real estate, 4% in private equity limited partnerships and 3% in hedge funds. Actual asset allocations may differ from target allocations due to tactical decisions to overweight or underweight certain assets or as a result of normal fluctuations in asset values. Asset allocations are consistent with stated investment policies and, as a general rule, periodically rebalanced back to target asset allocations. Asset allocations and investment performance are formally reviewed periodically throughout the year by the Plan’s Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually.

We have several benefit plans for retired employees currently supported by the OPEB plan assets. OPEB plan assets are directly and indirectly invested in a diversified mix of traditional asset classes, primarily high-quality fixed income securities.

The actual and target asset allocations of the OPEB plans used at December 31, 2017 and 2016 presented as a percentage of total plan assets, were as follows:

(Millions)	2017	Target Allocation	2016	Target Allocation
Equity securities	13%	10-15%	11%	5-15%
Debt securities	81%	75-85%	82%	80-90%
Real estate/other	6%	5-10%	7%	0-10%

Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns. Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on pension plan assets assumption of 6.70% for 2017, 6.90% for 2016 and 7.00% for 2015, and an expected return on OPEB plan assets assumption of 4.75% for both 2017 and 2016 and 5.30% for 2015. We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate.

401(k) Plan

Our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions may be invested in our common stock or certain other investments (the “Aetna 401(k) Plan”). Our 401(k) contribution to the Aetna 401(k) Plan provides for a match of 100% of up to 6% of the eligible pay contributed by the employee. During 2017, 2016 and 2015, we made $196 million, $197 million and $198 million, respectively, in aggregate of matching contributions to our 401(k) plans. The matching contributions are made in cash and invested according to each participant’s investment elections. The plan trustee held 6 million shares of our common stock for plan participants at December 31, 2017. At December 31, 2017, 34 million shares of our common stock were reserved for issuance under the Aetna 401(k) Plan.

11.	Income Taxes

The components of our income tax provision in 2017, 2016 and 2015 were:

(Millions)	2017	2016	2015
Current income taxes:
Federal	$1,369	$1,662	$1,797
State	73	129	112

Total current income taxes	1,442	1,791	1,909

Deferred income tax benefits:
Federal	(328)	(55)	(59)
State	(27)	(1)	(9)

Total deferred income tax benefits	(355)	(56)	(68)

Total income taxes	$1,087	$1,735	$1,841

Income taxes were different from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	2017		2016		2015
(Millions)	Amount	Percent	Amount	Percent	Amount	Percent
Amount at statutory rate	$1,047	35.0%	$1,397	35.0%	$1,483	35.0%
Health insurer fee	—	—%	293	7.3%	300	7.1%
State income taxes	21	.7%	83	2.1%	63	1.5%
Other, net	19	.6%	(38)	(.9)%	(5)	(.1)%

Income taxes	$1,087	36.3%	$1,735	43.5%	$1,841	43.5%

The significant components of our net deferred tax liabilities at December 31, 2017 and 2016 were as follows:

(Millions)	2017	2016
Deferred tax assets:
Insurance reserves	$187	$231
Reserve for anticipated future losses on discontinued products	135	225
Employee and postretirement benefits	75	196
Net operating losses	184	147
Severance and facilities	32	135
Investments, net	58	80
Debt fair value adjustments	10	23
Deferred revenue	231	21
Other	116	117

Gross deferred tax assets	1,028	1,175
Less: Valuation allowance	154	118

Deferred tax assets, net of valuation allowance	874	1,057

Deferred tax liabilities:
Goodwill and other acquired intangible assets	451	814
Cumulative depreciation and amortization	101	185
Unrealized gains on investment securities	105	42
Other	22	20

Total gross deferred tax liabilities	679	1,061

Net deferred tax assets (liabilities)	$195	$(4)

Valuation allowances are provided when we estimate that it is more likely than not that deferred tax assets will not be realized. A valuation allowance has been established primarily related to state net operating losses. We base our estimates of the future realization of deferred tax assets primarily on historic taxable income and existing deferred tax liabilities.

We participate in the Compliance Assurance Process (the “CAP”) with the Internal Revenue Service (the “IRS”). Under the CAP, the IRS undertakes audit procedures during the tax year and as the return is prepared for filing. The IRS has concluded its CAP audit of our 2016 tax return as well as all the prior years. We expect the IRS will conclude its CAP audit of our 2017 tax return in 2018.

We are also subject to audits by various state taxing authorities for tax years from 2000 through 2016. We believe we carry appropriate reserves for any exposure to state tax issues.

At both December 31, 2017 and December 31, 2016 we did not have material uncertain tax positions reflected in our Consolidated Balance Sheets.

On December 22, 2017, the TCJA was enacted. Refer to Note 2 for additional information related to the TCJA.

12.	Stock-based Employee Incentive Plans

Our stock-based employee compensation plans (collectively, the “Plans”) provide for awards of stock options, SARs, PSARs, RSUs, MSUs, PSUs, deferred contingent common stock and the ability for employees to purchase common stock at a discount. At December 31, 2017, 27 million common shares were available for issuance under the Plans. Executive, middle management and non-management employees may be granted stock options, SARs, PSARs, RSUs, MSUs and PSUs, each of which are described below:

Stock Options, SARs and PSARs

We have not granted stock options since 2005, and no stock options were outstanding as of December 31, 2017. SARs granted will be settled in our common stock, net of taxes, based on the appreciation of our stock price on the exercise date over the market price on the date of grant. SARs generally become 100% vested three years after the grant is made, with one-third vesting each year. Vested SARs may be exercised at any time during the ten years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the ten year period, any unexercised SARs expire.

The SARs granted to certain employees during 2017 and 2016 and described above had an estimated grant date fair value per SAR of $32.30 and $34.33, respectively. The grant date fair value was calculated using a modified Black-Scholes option pricing model using the following assumptions:

	2017	2016
Expected term (in years)	7.21	7.11
Volatility	26.52%	32.9%
Risk-free interest rate	2.22%	1.52%
Dividend yield	1.71%	0.91%
Initial price	$125.27	$103.45

The expected term is based on historical equity award activity. Volatility is based on a weighted average of the historical volatility of our stock price and implied volatility from traded options on our stock. The risk-free interest rate is based on a U.S. Treasury rate with a life equal to the expected life of the SARs grant. This rate was calculated by interpolating between the 7-year and 10-year U.S. Treasury rates for both the 2017 and 2016 SARs grants. The dividend yield is based on our expected dividends for the upcoming 12 months subsequent to the grant date.

PSARs represent the opportunity to vest in SARs. For the PSARs granted in 2013 (“2013 PSARs”), the number of vested PSARs (which could range in specified increments from zero to 700,000 SARs) was dependent on Aetna’s total shareholder return over a three year performance period relative to a defined peer group of companies. The 2013 PSARs were subject to a three-year vesting period that ended on August 5, 2016, and vested at 500,000 SARs.

We estimated the grant date fair value of the 2013 PSARs using a Monte Carlo simulation. The 2013 PSARs had a grant date per PSAR fair value of $18.64. That grant date fair value was calculated using the following assumptions:

Expected settlement period (in years)	6.12
Volatility	40.4%
Risk-free interest rate	.6%
Dividend yield	1.25%
Initial price	$64.25

The stock option, SAR and PSAR transactions during 2017, 2016 and 2015 were as follows:

(Millions, except exercise price and remaining life)	Number of Stock Options, SARs and PSARs	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
2015
Outstanding, beginning of year	8.1	$49.37	4.2	$318
Granted	2.0	101.41	—	—
Exercised	(2.5)	43.90	—	155
Expired or forfeited	(.2)	91.25	—	—

Outstanding, end of year (1)	7.4	$64.11	5.3	$325

Exercisable, end of year	4.1	$45.88	2.6	$252

2016
Outstanding, beginning of year	7.4	$64.11	5.3	$325
Granted	2.4	104.47	—	—
Exercised	(1.4)	52.99	—	85
Expired or forfeited	(.4)	83.25	—	—

Outstanding, end of year	8.0	$77.20	5.9	$373

Exercisable, end of year	4.3	$57.26	3.6	$287

2017
Outstanding, beginning of year	8.0	$77.20	5.9	$373
Granted	2.2	125.82	—	—
Exercised	(2.4)	65.42	—	185
Expired or forfeited	(.2)	108.24	—	—

Outstanding, end of year	7.6	$94.03	6.6	$398

Exercisable, end of year	3.6	$71.06	4.6	$397

(1)	PSARs are included in this table in 2015 at the maximum amount that could potentially vest.

The following is a summary of information regarding SARs outstanding at December 31, 2017 (millions, except remaining contractual life and exercise price):

	Outstanding				Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
20.00-30.00 (1)	—	1.4	$25.50	$3	—	$25.50	$3
30.00-40.00	.8	1.1	32.11	125	.8	32.11	125
40.00-50.00 (1)	—	.3	45.84	1	—	45.84	1
50.00-60.00	.4	.1	50.70	55	.4	50.70	55
60.00-70.00	.5	5.6	64.25	58	.5	64.25	58
70.00-80.00	.5	6.1	72.42	49	.5	72.42	49
80.00-90.00 (1)	—	4.4	80.27	—	—	80.27	—
100.00-110.00	2.9	7.6	102.51	227	1.3	102.11	99
110.00-120.00	.2	8.3	115.16	16	.1	115.36	7
120.00-130.00	2.0	9.1	125.24	112	—	124.41	1
130.00-140.00 (1)	—	9.2	132.80	—	—	—	—
140.00-150.00	.1	9.4	145.10	2	—	—	—
160.00-170.00 (1)	—	9.7	163.21	—	—	—	—

$20.00-$170.00 (2)	7.4	6.6	$94.03	$648	3.6	$71.06	$398

(1)	The number of outstanding and exercisable SARs with exercise prices between $20 and $30, $40 and $50, $80 and $90, $130 and $140 and $160 and $170 rounded to zero.
(2)	The number of outstanding SARs with exercise prices between $90 and $100 and $150 and $160 rounded to zero.

During 2017, 2016 and 2015, the following activity occurred under the Plans:

(Millions)	2017	2016	2015
Cash received from stock option exercises	$ —	$—	$7
Intrinsic value of stock options/SARs exercised and stock units vested	499	384	413
Tax benefits realized for the tax deductions from stock options and SARs exercised and stock units vested	99	77	101
Fair value of stock options, SARs, PSARs and stock units vested (1)	300	223	126

(1)	The fair value represents the aggregate grant date fair value of the stock options, SARs, PSARs and stock units as of the respective grant dates.

We settle our SARs and stock units with newly-issued common stock and generally utilized the proceeds from stock options to repurchase our common stock in the open market in the same period.

RSUs, MSUs and PSUs

For each RSU granted, employees receive one share of common stock, net of taxes, at the end of the vesting period. RSUs generally become 100% vested approximately three years from the grant date, with one third vesting each December. The grant date fair value is determined based on the market price of our common stock on the date of grant.

The number of vested MSUs (which could range from zero to 150% of the original number of units granted) is dependent on the weighted average closing price of our common stock for the thirty trading days prior to the vesting date, including the vesting date. Each vested MSU represents one share of common stock and will be paid in shares of common stock, net of taxes. MSUs representing 50% of the grant date fair value of the MSUs granted in 2012 were subject to a two-year vesting period while the remaining MSUs granted in 2012 were subject to a three-year vesting period. MSUs granted in 2014 and 2013 were subject to a three-year vesting period. There were no MSUs granted from 2015 through 2017.

The number of vested PSUs (which could range from zero to 200% of the original number of units granted) is dependent upon the degree to which we achieve performance goals, which for the most part, are set at the time of grant as determined by our Board’s Committee on Compensation and Talent Management (the “Compensation Committee”). Each vested PSU represents one share of common stock and will be paid in shares of common stock, net of taxes. The grant date fair value is determined based on the market price of our common stock on the date of grant. Below is a summary of the performance period and vesting percentages for each tranche of PSUs granted by the Company:

•	PSUs granted in 2013 (“2013 PSUs”): Certain PSUs granted in 2013 were subject to a single three-year performance period that ended on December 31, 2015, and vested at 74.61% of the original number of units granted. Certain PSUs granted in 2013 were subject to a two-year vesting period with two separate performance periods. Half of these PSUs were subject to a one-year performance period that ended on December 31, 2013, and vested at 127.08% of the original number of units granted. The remaining half were subject to a one-year performance period that ended on December 31, 2014, and vested at 131.62% of the original number of units granted.

•	PSUs granted in 2014 (“2014 PSUs”): The 2014 PSUs had a two-year performance period that ended on December 31, 2015, and a three-year vesting period. The 2014 PSUs vested at 200% of the original number of units granted.

•	PSUs granted in 2015 (“2015 PSUs”): The 2015 PSUs have a three-year performance period that ended on December 31, 2017, and are subject to a three-year vesting period. The 2015 PSUs vested at 120% of the original number of units granted.

•	PSUs granted in 2016 (“2016 PSUs”): The 2016 PSUs have a three-year performance period that will end on December 31, 2018, and are subject to a three-year vesting period.

•	PSUs granted in 2017 (“2017 PSUs”): The 2017 PSUs have a three-year performance period that will end on December 31, 2019, and are subject to a three-year vesting period.

From 2010 through 2014, we granted MSUs to certain employees. We did not grant any MSUs from 2015 through 2017. We estimate the grant date fair value of MSUs using a Monte Carlo simulation. MSUs granted in 2014 had a weighted average per MSU grant date fair value of $74.99. The weighted-average per MSU grant date fair value was calculated using the following assumptions:

2014
Volatility	26.4%
Risk-free interest rate	.7%
Dividend yield	1.3%
Initial price	$72.26

The annualized volatility of the price of our common stock was calculated over the three-year period preceding the grant date of the MSUs. The risk-free interest rates for periods within the expected life of the MSUs were based on a constant maturity yield curve in effect on the grant date of the MSUs. The dividend yield assumption was based on our expected 2014 annual dividend payout. There were no MSUs outstanding as of December 31, 2017.

RSU, MSU and PSU transactions in 2017, 2016 and 2015 were as follows (number of units in millions):

	2017		2016		2015
	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value
RSUs, MSUs and PSUs at beginning of year	2.9	$91.95	3.9	$73.40	5.1	$58.57
Granted	0.9	126.56	2.1	98.60	1.8	100.52
Vested	(2.1)	88.17	(2.7)	68.87	(2.6)	59.72
Forfeited	(.2)	101.69	(.4)	71.17	(.4)	70.94

RSUs, MSUs and PSUs at end of year	1.5	$112.71	2.9	$91.95	3.9	$73.40

Stock Compensation Expense

In 2017, 2016 and 2015 we recorded share-based compensation expense of $187 million, $191 million and $181 million, respectively, in general and administrative expenses. We also recorded related tax benefits of $39 million, $33 million and $37 million in 2017, 2016 and 2015, respectively. At December 31, 2017, $153 million of total unrecognized compensation costs related to unvested SARs, RSUs and PSUs is expected to be recognized over a weighted-average period of 1.6 years.

13.	Shareholders’ Equity

Share Repurchases

From time to time, our Board authorizes us to repurchase our common stock. The repurchases are effected from time to time in the open market, through negotiated transactions, including accelerated share repurchase (“ASR”) agreements, and through plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The activity under Board authorized share repurchase programs in 2017, 2016 and 2015 was as follows:

	Purchase Not to Exceed	Shares Purchased
		2017		2016		2015
(Millions)		Shares	Cost	Shares	Cost	Shares	Cost
Authorization date:
February 17, 2017	$4,000	19.3	$2,762	—	$—	—	$—
November 21, 2014	1,000	7.1	1,000	—	—	—	—
February 28, 2014	1,000	0.6	83	—	—	3.0	296

Total repurchases	N/A	27.0	$3,845	—	$—	3.0	$296

Repurchase authorization remaining at December 31,		N/A	$1,238	N/A	$1,083	N/A	$1,083

On February 22, 2017, we entered into ASR agreements with two unrelated third party financial institutions to repurchase an aggregate of $3.3 billion of Aetna’s common shares. Under the terms of the ASR agreements, we made an approximately $1.7 billion payment to each unrelated third party financial institution on February 22, 2017 and received from each of them an initial delivery of approximately 10.4 million of our common shares on the same day, which represented approximately 80 percent of the total common shares expected to be repurchased under the ASR agreements based on the closing price of $126.34 per share on the day before we entered into the ASR agreements. In August 2017, we settled the ASR agreements and received approximately 2.7 million of our common shares based on the volume-weighted average share price of our common shares during the term of the applicable transaction, less a discount. The average price of our common shares repurchased under the ASR agreements was $140.09 per share.

We recorded the initial delivery of our common shares as a decrease to retained earnings of approximately $2.6 billion, and recorded the remaining approximately $0.7 billion as a decrease to additional paid-in capital on our Consolidated Balance Sheet. In August 2017, we reclassified the approximately $0.7 billion recorded as a reduction to additional paid-in capital to a reduction of retained earnings upon final settlement of the ASR agreements.

During the year ended December 31, 2017, we also repurchased approximately 3.4 million of our common shares in the open market at a cost of approximately $545 million. As a result of the CVS Merger Agreement, our ability to repurchase shares of our common stock prior to the completion of the merger contemplated by the CVS Merger Agreement (the “Merger”) is limited.

Dividends

Prior to termination of the Humana Merger Agreement, Aetna was not permitted to declare, set aside or pay any dividend or other distribution other than a regular quarterly cash dividend in the ordinary course of business, which could not exceed $.25 per share. In addition, the Term Loan Agreement contained a covenant limiting “Restricted Payments” (as defined in the Term Loan Agreement) by Aetna, subject to certain exceptions and baskets, including an exception permitting the payment of regular cash dividends. Under the terms of the CVS Merger Agreement, prior to the completion of the Merger, Aetna is not permitted to declare, set aside or pay any dividend or make any other distribution other than a regular quarterly cash dividend in the ordinary course of business, which cannot exceed $.50 per share. Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or marketplace conditions change. In addition, under the terms of the CVS Merger Agreement, we have agreed with CVS Health to coordinate the declaration and payment of dividends so that our shareholders do not fail to receive a quarterly dividend around the time of closing the Merger.

In 2017 and 2016 our Board declared the following cash dividends:

Date Declared	Dividend Amount Per Share	Stockholders of Record Date	Date Paid/ To be Paid	Total Dividends (Millions)
Year ended December 31, 2016
February 19, 2016	$.25	April 14, 2016	April 29, 2016	$88
May 20, 2016	.25	July 14, 2016	July 29, 2016	88
September 30, 2016	.25	October 13, 2016	October 28, 2016	88
December 2, 2016	.25	January 12, 2017	January 27, 2017	88

Year ended December 31, 2017
February 17, 2017	$.50	April 13, 2017	April 28, 2017	$166
May 19, 2017	.50	July 13, 2017	July 28, 2017	166
September 29, 2017	.50	October 12, 2017	October 27, 2017	163
December 3, 2017	.50	January 11, 2018	January 26, 2018	163

On February 23, 2018, our Board declared a cash dividend of $.50 per share that will be paid on April 27, 2018 to shareholders of record at the close of business on April 12, 2018.

Preferred Stock and Undesignated Shares

In addition to the common stock disclosed on our Consolidated Balance Sheets, 8 million shares of Class A voting preferred stock, $.01 par value per share, have been authorized and none are issued or outstanding at December 31, 2017. At December 31, 2017, there were also 469 million undesignated shares that our Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as our Board determines.

Regulatory Requirements

Our business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. Our HMO and insurance subsidiaries report their financial statements in accordance with accounting practices prescribed by state regulatory authorities which may differ from GAAP. The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2017, 2016 and 2015 for our insurance and HMO subsidiaries were as follows:

(Millions)	2017	2016	2015
Statutory net income	$2,908	$2,229	$2,186
Statutory capital and surplus	9,948	10,413	9,883

During 2017, our insurance and HMO subsidiaries paid approximately $3.9 billion of gross dividends to the Company.

In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity and restrict the amount of dividends and other distributions that may be paid to their equity holders. At December 31, 2017, these amounts were as follows:

(Millions)
Minimum statutory surplus required by regulators	$3,685
Investments on deposit with regulatory bodies	621
Maximum dividend distributions permitted in 2018 without state approval	1,573

Non-controlling (Minority) Interests

At December 31, 2017 and 2016, continuing business non-controlling interests were $257 million and $62 million, respectively, primarily related to third party interests in our operating entities. At December 31, 2016, continuing business non-controlling interests also included third party interests in our investment holdings. During the fourth quarter of 2017, we redeemed the entire minority shareholder interests in our investment holdings. The non-controlling entities’ share is included in total equity.

14.	Other Comprehensive Income (Loss)

Shareholders’ equity included the following activity in accumulated other comprehensive income (loss) in 2017, 2016 and 2015:

	At December 31,
(Millions)	2017	2016	2015
Previously impaired debt securities: (1)
Beginning of period balance	$16	$19	$35
Net unrealized losses ($(9), $(31) and $(69) pretax)	(6)	(20)	(45)
Less: Net reclassification of gains (losses) to earnings ($8, $(26) and $(44) pretax) (2)	5	(17)	(29)

Other comprehensive loss	(11)	(3)	(16)

End of period balance	5	16	19

All other securities:
Beginning of period balance	297	312	568
Net unrealized gains (losses) ($165, $(12) and $(490) pretax)	107	(8)	(318)
Less: Net reclassification of gains (losses) to earnings ($120, $11 and $(97) pretax) (2)	78	7	(62)

Other comprehensive income (loss)	29	(15)	(256)

End of period balance	326	297	312

Derivatives and foreign currency:
Beginning of period balance	(235)	$(74)	$(61)
Net unrealized gains (losses) ($11, $(273) and $(26) pretax)	7	(177)	(17)
Less: Net reclassification of losses to earnings ($(345), $(25) and $(6) pretax) (3)	(224)	(16)	(4)

Other comprehensive income (loss)	231	(161)	(13)

End of period balance	(4)	(235)	(74)

Pension and OPEB plans:
Beginning of period balance	(1,630)	(1,587)	(1,653)
Net unrealized net actuarial gains (losses) arising during the period ($23, $(126) and $41 pretax)	18	(82)	27
Less: Net amortization of net actuarial losses ($(68), $(64) and $(64) pretax) (4)	(44)	(42)	(42)
Less: Net amortization of prior service credit ($5, $5 and $4 pretax) (4)	3	3	3

Other comprehensive income (loss)	59	(43)	66

End of period balance	(1,571)	(1,630)	(1,587)

Total beginning of period accumulated other comprehensive loss	(1,552)	(1,330)	(1,111)
Total other comprehensive income (loss)	308	(222)	(219)

Total end of period accumulated other comprehensive loss	$(1,244)	$(1,552)	$(1,330)

(1)	Represents specifically identified unrealized gains on the non-credit related component of impaired debt securities that we do not intend to sell and subsequent changes in the fair value of any previously impaired security.
(2)	Reclassifications out of accumulated other comprehensive income for specifically identified previously impaired debt securities and all other securities are reflected in net realized capital (losses) gains within our Consolidated Statements of Income.
(3)	Reclassifications out of accumulated other comprehensive income for specifically identified foreign currency gains (losses) and derivatives are reflected in net realized capital (losses) gains within our Consolidated Statements of Income, except for the specifically identified effective portion of derivatives related to interest rate swaps which are reflected in interest expense. During the year ended December 31, 2017, we redeemed the entire $10.2 billion aggregate principal amount outstanding of the Special Mandatory Redemption Notes and the entire $750 million aggregate principal amount outstanding of our senior notes due 2020 and reclassified out of accumulated other comprehensive income the remaining $336 million pre-tax unrealized hedge losses as a realized capital loss within our Consolidated Statements of Income. Refer to Note 9 for additional information.
(4)	Reclassifications out of accumulated other comprehensive income for specifically identified pension and OPEB plan expenses are reflected in general and administrative expenses within our Consolidated Statements of Income. Refer to Note 10 for additional information.

15.	Earnings Per Common Share

Basic earnings per common share (“EPS”) is computed by dividing net income attributable to Aetna by the weighted-average number of common shares outstanding during the reporting period. Diluted EPS is computed in a similar manner, except that the weighted average number of common shares outstanding is adjusted for the dilutive effects of our outstanding stock-based compensation awards, but only if the effect is dilutive.

The computations of basic and diluted EPS for 2017, 2016 and 2015 are as follows:

(Millions, except per common share data)	2017	2016	2015
Net income attributable to Aetna	$1,904	$2,271	$2,390

Weighted average shares used to compute basic EPS	333.2	351.3	349.3
Dilutive effect of outstanding stock-based compensation awards	2.2	3.0	3.3

Weighted average shares used to compute diluted EPS	335.4	354.3	352.6

Basic EPS	$5.71	$6.46	$6.84

Diluted EPS	$5.68	$6.41	$6.78

The stock-based compensation awards excluded from the calculation of diluted EPS for 2017, 2016 and 2015 are as follows:

(Millions)	2017	2016	2015
Stock appreciation rights (“SARs”) (1)	—	.1	.5
Other stock-based compensation awards (2)	.7	.7	.8

(1)	SARs are excluded from the calculation of diluted EPS if the exercise price is greater than the average market price of Aetna common shares during the period (i.e., the awards are anti-dilutive).
(2)	Performance stock units (“PSUs”), certain market stock units (“MSUs”) with performance conditions, and performance stock appreciation rights (“PSARs”) are excluded from the calculation of diluted EPS if all necessary performance conditions have not been satisfied at the end of the reporting period (refer to Note 12 for additional information about PSARs).

16.	Reinsurance

We utilize reinsurance agreements primarily to reduce our required capital and to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as the direct insurer of the risks reinsured.

On November 1, 2017, we completed the sale of a substantial portion of our Group Insurance segment consisting of our domestic group life insurance, group disability insurance and absence management businesses to HLAIC. The transaction was accomplished through an indemnity reinsurance arrangement under which HLAIC contractually assumed certain of our policyholder liabilities and obligations, although we remain directly obligated to policyholders. The liability related to our obligation is primarily recorded in unpaid claims on our Consolidated Balance Sheets. Assets related to and supporting the reinsured life and disability insurance policies were transferred to a trust established by HLAIC for our benefit, and we recorded a reinsurance receivable from HLAIC.

Effective October 1, 1998, we reinsured certain policyholder liabilities and obligations related to individual life insurance in conjunction with our former parent company’s sale of this business. These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although we remain directly obligated to policyholders. The liability related to our obligation is recorded in future policy benefits and policyholders’ funds on our Consolidated Balance Sheets. Assets related to and supporting these policies were transferred to the assuming companies, and we recorded a reinsurance recoverable.

Effective 2014 to 2017, we entered into certain three to five-year reinsurance agreements with unrelated reinsurers that allowed us to reduce our required capital and provided collateralized excess of loss reinsurance coverage on a portion of our group Commercial Insured Health Care business. In January 2018, we entered into two four-year reinsurance agreements with an unrelated reinsurer that allowed us to reduce our required capital and provided collateralized excess of loss reinsurance coverage on a portion of our group Commercial Insured Health Care business.

The ACA established a temporary reinsurance program that expired at the end of 2016. Under this program, all issuers of major medical commercial insurance products and self-insured plan sponsors were required to contribute funding in amounts set by HHS. Funds collected were utilized to reimburse issuers’ high claims costs incurred for qualified individual members. The expense related to this required funding was reflected in general and administrative expenses for all of our insurance products with the exception of products associated with qualified individual members; this expense for qualified individual members was reflected as a reduction of premium revenue. When annual claim costs incurred by our qualified individual members exceeded a specified attachment point, we were entitled to certain reimbursements from this program. We recorded a receivable and offset health care costs to reflect our estimate of these recoveries. Refer to Note 2 for additional information about the ACA’s temporary three-year reinsurance program.

Reinsurance recoverables recorded at December 31, 2017 and 2016 were as follows:

(Millions)	Total Recoverables
Reinsurer	2017	2016
Hartford Life and Accident Insurance Company	$3,555	$—
Lincoln Life & Annuity Company of New York	431	444
VOYA Retirement Insurance and Annuity Company	197	209
Affordable Care Act	37	202
All Other	153	164

Total	$4,373	$1,019

Direct, assumed and ceded premiums earned for the years ended December 31 were as follows:

	Health Care			Group Insurance
(Millions)	2017	2016	2015	2017	2016	2015
Direct	$51,964	$54,062	$51,539	$2,171	$2,155	$2,155
Assumed	413	402	368	1	1	1
Ceded	(355)	(348)	(289)	(353)	(13)	(17)

Net premiums	$52,022	$54,116	$51,618	$1,819	$2,143	$2,139

The impact of reinsurance on benefit costs (health care costs for our Health Care segment and current and future benefits for our Group Insurance segment) for the years ended December 31 were as follows:

	Health Care			Group Insurance
(Millions)	2017	2016	2015	2017	2016	2015
Direct	$42,780	$44,341	$42,038	$2,181	$1,861	$1,845
Assumed	318	339	298	4	2	2
Ceded	(345)	(425)	(624)	(597)	(13)	(10)

Net benefit costs	$42,753	$44,255	$41,712	$1,588	$1,850	$1,837

Assumed and ceded other premiums and current and future benefit expense related to our Large Case Pensions segment was not material during the years ended 2017, 2016 or 2015. There is not a material difference between premiums on a written basis versus an earned basis.

We also have various agreements with unrelated reinsurers that do not qualify for reinsurance accounting under GAAP, and consequently are accounted for using deposit accounting. We entered into these contracts to reduce the risk of catastrophic loss which in turn reduces our capital and surplus requirements surrounding certain portions of our group term life, group accidental death and dismemberment, Medicare Advantage and group Commercial Insured Health Care businesses. Total deposit assets and liabilities related to reinsurance agreements that do not qualify for reinsurance accounting under GAAP were not material as of December 31, 2017 or 2016.

17.	Commitments and Contingencies

Guarantees

We have the following significant guarantee and indemnification arrangements at December 31, 2017.

•	ASC Claim Funding Accounts - We have arrangements with certain banks for the processing of claim payments for our ASC customers. The banks maintain accounts to fund claims of our ASC customers. The customer is responsible for funding the amount paid by the bank each day. In these arrangements, we guarantee that the banks will not sustain losses if the responsible ASC customer does not properly fund its account. The aggregate maximum exposure under these arrangements is generally limited to $250 million. We can limit our exposure to this guarantee by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.

•	Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, our various issuances of long-term debt and certain of our reinsurance agreements, we have incurred certain customary indemnification obligations to the applicable seller, purchaser, underwriters and/or various other participants. In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we or they purchased or sold or for other matters on terms that are customary for similar transactions. Certain portions of our indemnification obligations are capped at the applicable transaction price, while other arrangements are not subject to such a limit. At December 31, 2017, we do not believe that our future obligations under any of these agreements will be material to our financial position.

•	Separate Accounts assets - Certain Separate Accounts assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed. Minimum contractual obligations underlying the guaranteed benefits in these Separate Accounts were approximately $1.7 billion and $1.8 billion at December 31, 2017 and 2016, respectively. Refer to Note 2 for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Account balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Account’s investment strategy. If contract holders do not maintain the required level of Separate Account assets to meet the annuity guarantees, we would establish an additional liability. Contract holders’ balances in the Separate Accounts at December 31, 2017 exceeded the value of the guaranteed benefit obligation. As a result, we were not required to maintain any additional liability for our related guarantees at December 31, 2017.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (in most states up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The life and health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers. Our assessments generally are based on a formula relating to our health care premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered over time as offsets to premium taxes. Some states have similar laws relating to HMOs and/or other payors such as not-for-profit consumer-governed health plans established under the ACA.

In 2009, the Pennsylvania Insurance Commissioner (the “Commissioner”) placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”) in rehabilitation, an intermediate action before insolvency, and subsequently petitioned a state court to convert the rehabilitation into a liquidation. Penn Treaty was placed in liquidation in March 2017. We recorded a discounted estimated liability and expense of $231 million pretax during the first quarter of 2017 for our estimated share of future assessments by applicable life and health guaranty associations which reflects a 3.5% discount rate. The undiscounted estimated liability was $347 million. The expense was recorded in general and administrative expenses in our Consolidated Statements of Income, and the liability was recorded in accrued expenses and other current liabilities in our Consolidated Balance Sheets. We did not record an asset for expected premium tax offsets for our in force business at December 31, 2017 as the amount was not material. It is reasonably possible that in the future we may record a liability and expense relating to other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows. While historically we have ultimately recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

HMOs in certain states in which we do business are subject to assessments, including market stabilization and other risk-sharing pools, for which we are assessed charges based on incurred claims, demographic membership mix and other factors. We establish liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments we pay are dependent upon our experience relative to other entities subject to the assessment, and the ultimate liability is not known at the financial statement date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, we believe we have adequate reserves to cover such assessments.

Litigation and Regulatory Proceedings

Out-of-Network Benefit Proceedings

We are named as a defendant in several purported class actions and individual lawsuits arising out of our practices related to the payment of claims for services rendered to our members by health care providers with whom we do not have a contract (“out-of-network providers”). Among other things, these lawsuits allege that we paid too little to our health plan members and/or providers for these services, among other reasons, because of our use of data provided by Ingenix, Inc., a subsidiary of one of our competitors (“Ingenix”). Other major health insurers are the subject of similar litigation or have settled similar litigation.

Various plaintiffs who are health care providers or medical associations seek to represent nationwide classes of out-of-network providers who provided services to our members during the period from 2001 to the present. Various plaintiffs who are members in our health plans seek to represent nationwide classes of our members who received services from out-of-network providers during the period from 2001 to the present. Taken together, these lawsuits allege that we violated state law, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and federal antitrust laws, either acting alone or in concert with our competitors. The purported classes seek reimbursement of all unpaid benefits, recalculation and repayment of deductible and coinsurance amounts, unspecified damages and treble damages, statutory penalties, injunctive and declaratory relief, plus interest, costs and attorneys’ fees, and seek to disqualify us from acting as a fiduciary of any benefit plan that is subject to ERISA. Individual lawsuits that generally contain similar allegations and seek similar relief have been brought by health plan members and out-of-network providers.

The first class action case was commenced on July 30, 2007. The federal Judicial Panel on Multi-District Litigation (the “MDL Panel”) has consolidated these class action cases in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”) under the caption In re: Aetna UCR Litigation, MDL No. 2020 (“MDL 2020”). In addition, the MDL Panel has transferred the individual lawsuits to MDL 2020. On May 9, 2011, the New Jersey District Court dismissed the physician plaintiffs from MDL 2020 without prejudice. The New Jersey District Court’s action followed a ruling by the United States District Court for the Southern District of Florida (the “Florida District Court”) that the physician plaintiffs were enjoined from participating in MDL 2020 due to a prior settlement and release. The United States Court of Appeals for the Eleventh Circuit has dismissed the physician plaintiffs’ appeal of the Florida District Court’s ruling.

On December 6, 2012, we entered into an agreement to settle MDL 2020. Under the terms of the proposed nationwide settlement, we would have been released from claims relating to our out-of-network reimbursement practices from the beginning of the applicable settlement class period through August 30, 2013. The settlement agreement did not contain an admission of wrongdoing. The medical associations were not parties to the settlement agreement.

Under the settlement agreement, we would have paid up to $120 million to fund claims submitted by health plan members and health care providers who were members of the settlement classes. These payments also would have funded the legal fees of plaintiffs’ counsel and the costs of administering the settlement. In connection with the proposed settlement, the Company recorded an after-tax charge to net income attributable to Aetna of $78 million in the fourth quarter of 2012.

The settlement agreement provided us the right to terminate the agreement under certain conditions related to settlement class members who opted out of the settlement. Based on a report provided to the parties by the settlement administrator, the conditions permitting us to terminate the settlement agreement were satisfied. On March 13, 2014, we notified the New Jersey District Court and plaintiffs’ counsel that we were terminating the settlement agreement. Various legal and factual developments since the date of the settlement agreement led us to believe terminating the settlement agreement was in our best interests. As a result of this termination, we released the reserve established in connection with the settlement agreement, net of amounts due to the settlement administrator, which reduced first quarter 2014 other general and administrative expenses by $103 million pretax.

On June 30, 2015, the New Jersey District Court granted in part our motion to dismiss the proceeding. The New Jersey District Court dismissed with prejudice the plaintiffs’ RICO and federal antitrust claims; their ERISA claims that are based on our disclosures and our purported breach of fiduciary duties; and certain of their state law claims. The New Jersey District Court also dismissed with prejudice all claims asserted by several medical association plaintiffs. The plaintiffs’ remaining claims are for ERISA benefits and breach of contract. We intend to defend ourselves vigorously against the plaintiffs’ remaining claims.

We also have received subpoenas and/or requests for documents and other information from, and been investigated by, attorneys general and other state and/or federal regulators, legislators and agencies relating to, and we are involved in other litigation regarding, our out-of-network benefit payment and administration practices. It is reasonably possible that others could initiate additional litigation or additional regulatory action against us with respect to our out-of-network benefit payment and/or administration practices.

CMS Actions

CMS regularly audits our performance to determine our compliance with CMS’s regulations and our contracts with CMS and to assess the quality of services we provide to Medicare beneficiaries. CMS uses various payment mechanisms to allocate and adjust premium payments to our and other companies’ Medicare plans by considering the applicable health status of Medicare members as supported by information prepared, maintained and provided by health care providers. We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions to us and document their medical records, including the diagnosis data submitted to us with claims. CMS pays increased premiums to Medicare Advantage plans and prescription drug program plans for members who have certain medical conditions identified with specific diagnosis codes. Federal regulators review and audit the providers’ medical records to determine whether those records support the related diagnosis codes that determine the members’ health status and the resulting risk-adjusted premium payments to us. In that regard, CMS has instituted risk adjustment data validation (“RADV”) audits of various Medicare Advantage plans, including certain of the Company’s plans, to validate coding practices and supporting medical record documentation maintained by health care providers and the resulting risk adjusted premium payments to the plans. CMS may require us to refund premium payments if our risk adjusted premiums are not properly supported by medical record data. The Office of Inspector General (the “OIG”) also is auditing our risk adjustment-related data and that of other companies. We expect CMS and the OIG to continue these types of audits.

CMS revised its audit methodology for RADV audits to determine refunds payable by Medicare Advantage plans for contract year 2011 and forward. Under the revised methodology, among other things, CMS will project the error rate identified in the audit sample of approximately 200 members to all risk adjusted premium payments made under the contract being audited.

Historically, CMS did not project sample error rates to the entire contract. As a result, the revised methodology may increase our exposure to premium refunds to CMS based on incomplete medical records maintained by providers. Since 2013, CMS has selected certain of our Medicare Advantage contracts for various contract years for RADV audit. We are currently unable to predict which of our Medicare Advantage contracts will be selected for future audit, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to us, the effect of any such refunds or adjustments on the actuarial soundness of our Medicare Advantage bids, or whether any RADV audit findings would cause a change to our method of estimating future premium revenue in future bid submissions to CMS or compromise premium assumptions made in our bids for prior contract years, the current contract year or future contract years. Any premium or fee refunds or adjustments resulting from regulatory audits, whether as a result of RADV, Public Exchange related or other audits by CMS, the OIG, HHS or otherwise, including audits of our minimum medical loss ratio rebates, methodology and/or reports, could be material and could adversely affect our operating results, financial position and cash flows.

Other Litigation and Regulatory Proceedings

We are involved in numerous other lawsuits arising, for the most part, in the ordinary course of our business operations, including claims of or relating to bad faith, medical malpractice, non-compliance with state and federal regulatory regimes, marketing misconduct, failure to timely or appropriately pay or administer claims and benefits in our Health Care and Group Insurance businesses (including our post-payment audit and collection practices and reductions in payments to providers due to sequestration), provider network structure (including the use of performance-based networks and termination of provider contracts), provider directory accuracy, rescission of insurance coverage, improper disclosure of personal information, anticompetitive practices, intellectual property litigation, other legal proceedings in our Health Care and Group Insurance businesses and employment litigation. Some of these other lawsuits are or are purported to be class actions. We intend to defend ourselves vigorously against the claims brought in these matters.

Awards to us and others of certain government contracts, particularly Medicaid contracts and contracts with government customers in our Commercial business, are subject to increasingly frequent protests by unsuccessful bidders. These protests may result in awards to us being reversed, delayed or modified. The loss or delay in implementation of any government contract could adversely affect our operating results. We will continue to defend vigorously contract awards we receive.

In addition, our operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by, and from time to time we receive subpoenas and other requests for information from, CMS, the U.S. Department of Health and Human Services, various state insurance and health care regulatory authorities, state attorneys general, treasurers and offices of inspector general, the Center for Consumer Information and Insurance Oversight, OIG, the Office of Personnel Management, the U.S. Department of Labor, the U.S. Department of the Treasury, the U.S. Food and Drug Administration, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, the Federal Trade Commission, U.S. attorneys and other state, federal and international governmental authorities. These government actions include inquiries by, and testimony before, certain members, committees and subcommittees of the U.S. Congress regarding our withdrawal from certain states’ Public Exchanges for 2017, certain of our current and past business practices, including our overall claims processing and payment practices, our business practices with respect to our small group products, student health products or individual customers (such as market withdrawals, rating information, premium increases and medical benefit ratios), executive compensation matters and travel and entertainment expenses, as well as the investigations by, and subpoenas and requests from, attorneys general and others described above under “Out-of-Network Benefit Proceedings.” We also have produced documents and information to the Civil Division of the DOJ in cooperation with a current investigation of our patient chart review processes in connection with risk adjustment data submissions under Parts C and D of the Medicare program.

A significant number of states are investigating life insurers’ claims payment and related escheat practices. These investigations have resulted in significant charges to earnings by other life insurers in connection with related settlements. We have received requests for information from a number of states, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices. In the fourth quarter of 2013, we made changes to our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations, including expanding our existing use of the Social Security Administration’s Death

Master File to identify additional potentially unclaimed death benefits and locate applicable beneficiaries. As a result of these changes, in the fourth quarter of 2013, we increased our estimated liability for unpaid life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $36 million ($55 million pretax). Given the judicial, legislative and regulatory uncertainty with respect to life insurance claim payment and related escheat practices, it is reasonably possible that we may incur additional liability related to those practices, whether as a result of further changes in our business practices, litigation, government actions or otherwise, which could adversely affect our operating results and cash flows.

There also continues to be a heightened level of review and/or audit by regulatory authorities of, and increased litigation regarding, our and the rest of the health care and related benefits industry’s business and reporting practices, including premium rate increases, utilization management, development and application of medical policies, complaint, grievance and appeal processing, information privacy, provider network structure (including provider network adequacy, the use of performance-based networks and termination of provider contracts), provider directory accuracy, calculation of minimum medical loss ratios and/or payment of related rebates, delegated arrangements, rescission of insurance coverage, limited benefit health products, student health products, pharmacy benefit management practices (including the use of narrow networks and the placement of drugs in formulary tiers), sales practices, customer service practices, vendor oversight and claim payment practices (including payments to out-of-network providers and payments on life insurance policies).

As a leading national health and related benefits company, we regularly are the subject of government actions of the types described above. These government actions may prevent or delay us from implementing planned premium rate increases and may result, and have resulted, in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds or other payments to members, beneficiaries, states or the federal government, withholding of premium payments to us by government agencies, assessments of damages, civil or criminal fines or penalties, or other sanctions, including the possible suspension or loss of licensure and/or suspension or exclusion from participation in government programs.

Estimating the probable losses or a range of probable losses resulting from litigation, government actions and other legal proceedings is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, involve claims for injunctive relief, may involve fines, penalties or punitive damages that are discretionary in amount, involve a large number of claimants or regulatory authorities, represent a change in regulatory policy, present novel legal theories, are in the early stages of the proceedings, are subject to appeal or could result in changes in business practices. In addition, because most legal proceedings are resolved over long periods of time, potential losses are subject to change due to, among other things, new developments, changes in litigation strategy, the outcome of intermediate procedural and substantive rulings and other parties’ settlement posture and their evaluation of the strength or weakness of their case against us. Except as specifically noted above under “Other Litigation and Regulatory Proceedings,” we are currently unable to predict the ultimate outcome of, or reasonably estimate the losses or a range of losses resulting from, the matters described above under “Litigation and Regulatory Proceedings”, and it is reasonably possible that their outcome could be material to us.

Other Obligations

We have operating leases for office space and certain computer and other equipment. Rental expenses for these items were $159 million, $167 million and $165 million in 2017, 2016 and 2015, respectively. For 2018 through 2022, our future net minimum payments under non-cancelable leases and funding obligations relating to equity limited partnership investments, commercial mortgage loans and real estate partnerships were:

(Millions)	2018	2019	2020	2021	2022
Future net minimum payments under non-cancelable leases	$142	$115	$79	$65	$51
Funding requirements for equity limited partnership investments, commercial mortgage loans and real estate partnerships	139	106	90	53	35

Total	$281	$221	$169	$118	$86

18.	Segment Information

Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions. Our Corporate Financing segment is not a business segment; it is added to our business segments to reconcile to our consolidated results. The Corporate Financing segment includes transaction and integration-related costs, restructuring costs, income taxes, interest expense on our outstanding debt and the financing components of our pension and OPEB expense (the service cost and prior service cost components of this expense are allocated to our business segments). Effective for the first quarter of 2018, we will realign our business segments to correspond with changes to our management structure and internal management reporting which reflect our evolving business strategy of helping our members live healthier lives. Refer to Note 1 for further discussion.

Non-GAAP financial measures we disclose, such as adjusted earnings and pre-tax adjusted earnings, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Effective March 31, 2017, to more clearly differentiate between the GAAP and non-GAAP financial measures used in our reports filed with or furnished to the Securities and Exchange Commission and our other disclosures, we changed the naming convention for our non-GAAP financial measures from “operating” measures to “adjusted” measures. The underlying calculations of our consolidated non-GAAP financial measures did not change. Prior to March 31, 2017, operating earnings was the measure reported to the chief executive officer for purposes of assessing financial performance and making operating decisions, such as the allocation of resources among our business segments. Effective March 31, 2017, the chief executive officer assesses our consolidated results based on adjusted earnings and assesses business segment results based on pre-tax adjusted earnings because income taxes are recorded in our Corporate Financing segment and are not allocated to our business segments. Also effective March 31, 2017, transaction and integration-related costs and restructuring costs were reclassified to our Corporate Financing segment because they do not reflect our underlying business performance. Prior periods have been restated to reflect this presentation.

Summarized financial information of our segment operations (1) for 2017, 2016 and 2015 were as follows:

(Millions)	Health Care	Group Insurance	Large Case Pensions	Corporate Financing	Total Company
2017
Revenue from external customers	$57,771	$1,992	$61	$—	$59,824
Net investment income	476	210	253	11	950
Interest expense	—	—	—	442	442
Depreciation and amortization expense	705	—	—	—	705
Pre-tax adjusted earnings (loss) (2)	5,207	125	15	(254)	5,093

2016
Revenue from external customers	$59,860	$2,251	$48	$—	$62,159
Net investment income	435	226	226	23	910
Interest expense	—	—	—	604	604
Depreciation and amortization expense	681	—	—	—	681
Pre-tax adjusted earnings (loss) (2)	5,073	141	10	(259)	4,965

2015
Revenue from external customers	$57,203	$2,240	$42	$—	$59,485
Net investment income	408	238	271	—	917
Interest expense	—	—	—	369	369
Depreciation and amortization expense	671	—	—	—	671
Pre-tax adjusted earnings (loss) (2)	4,751	174	14	(227)	4,712

(1)	Total Assets by segment are not disclosed as this information is not reviewed by the chief executive officer.
(2)	Pre-tax adjusted earnings (loss) excludes net realized capital gains or losses, amortization of other acquired intangible assets and the other items described in the reconciliation below.

A reconciliation of income before income taxes attributable to Aetna to pre-tax adjusted earnings(1) in 2017, 2016 and 2015 follows.

(Millions)	2017	2016	2015
Income before income taxes (GAAP measure)	$2,992	$3,991	$4,236
Less: (Loss) income before income taxes attributable to non-controlling interests (GAAP measure)	(10)	(20)	7

Income before income taxes attributable to Aetna (GAAP measure)	3,002	4,011	4,229
Gain related to sale of certain domestic group insurance businesses	(88)	—	—
Loss on early extinguishment of long-term debt	246	—	—
Penn Treaty-related guaranty fund assessments	231	—	—
Transaction and integration-related costs	1,240	517	258
Restructuring costs	60	404	15
Reduction of reserve for anticipated future losses on discontinued products	(109)	(128)	—
Litigation related proceeds	—	—	(110)
Amortization of other acquired intangible assets	272	247	255
Net realized capital losses (gains)	239	(86)	65

Pre-tax adjusted earnings	$5,093	$4,965	$4,712

(1)	In addition to net realized capital gains and losses and amortization of other acquired intangible assets, the following other items are excluded from adjusted earnings and pre-tax adjusted earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

•	During the year ended December 31, 2017, we sold a substantial portion of our Group Insurance segment consisting of our domestic group life insurance, group disability insurance, and absence management business. The transaction was accomplished through an indemnity reinsurance arrangement. The sale is expected to result in an after-tax gain of approximately $710 million ($1.1 billion pre-tax), a significant portion of which has been deferred and will be amortized into earnings: (i) over the remaining contract period (estimated to be approximately 3 years) in proportion to the amount of insurance protection provided for the prospective reinsurance portion of the gain; and (ii) as we recover amounts due from HLAIC over a period estimated to be approximately 30 years for the retrospective reinsurance portion of the gain. The gain recognized does not directly relate to the underwriting or servicing of products for customers and is not directly related to the core performance of Aetna’s business operations.

•	During the year ended December 31, 2017, we incurred losses on the early extinguishment of long-term debt due to (a) the mandatory redemption of the $10.2 billion aggregate principal amount of the Special Mandatory Redemption Notes following the termination of the Humana Merger Agreement and (b) the early redemption of $750 million aggregate principal amount of our outstanding senior notes due 2020.

•	During the year ended December 31, 2017, we recorded an expense for estimated future guaranty fund assessments related to Penn Treaty, which was placed in rehabilitation in 2009 and placed in liquidation in March 2017. This expense does not directly relate to the underwriting or servicing of products for customers and is not directly related to the core performance of our business operations.

•	We recorded transaction-related costs during the year ended December 31, 2017 related to our proposed acquisition by CVS Health. We also recorded transaction and integration-related costs during the years ended December 31, 2017, 2016 and 2015 primarily related to the Humana Transaction. Transaction costs include costs associated with the transactions contemplated by the CVS Merger Agreement, the termination of the Humana Merger Agreement, the termination of our agreement to sell certain assets to Molina and advisory, legal and other professional fees which are reflected in our GAAP Consolidated Statements of Income in general and administrative expenses. Transaction costs also include the negative cost of carry associated with the debt financing that we obtained in June 2016 for the Humana Transaction. Prior to the mandatory redemption of the Special Mandatory Redemption Notes, the negative cost of carry associated with these senior notes was excluded from adjusted earnings and pre-tax adjusted earnings. The negative cost of carry associated with the $2.8 billion aggregate principal amount of our senior notes issued in June 2016 that are not subject to mandatory redemption (the “Other 2016 Senior Notes”) was excluded from adjusted earnings and pre-tax adjusted earnings through the date of the termination of the Humana Merger Agreement. The components of the negative cost of carry are reflected in our GAAP Consolidated Statements of Income in interest expense and net investment income. Subsequent to the termination of the Humana Merger Agreement, the interest expense and net investment income associated with the Other 2016 Senior Notes were no longer excluded from adjusted earnings and pre-tax adjusted earnings.

•

Restructuring costs for 2017 include severance costs associated with our expense management and cost control initiatives. Restructuring costs for 2016 include costs related to our voluntary early retirement program, severance and real estate consolidation costs associated with our expense management and cost control initiatives and an accrual for minimum volume commitments which require us to make payments to suppliers if the level of medical membership subject to the agreements falls below specified levels. We did not expect to meet these minimum volume commitments as a result of our reduced participation on the ACA’s individual Public Exchanges in 2017. Restructuring costs for 2015 include severance costs associated with our expense management and cost control initiatives. The 2017, 2016 and 2015 restructuring costs are reflected in the GAAP Consolidated Statements of Income in general and administrative expenses.

•	In 1993, we discontinued the sale of fully guaranteed large case pensions products and established a reserve for anticipated future losses on these products, which we review quarterly. During the year ended December 31, 2017 and December 31, 2016, we reduced the reserve for anticipated future losses on discontinued products. We believe excluding any changes in the reserve for anticipated future losses on discontinued products from adjusted earnings provides more useful information as to our continuing products and is consistent with the treatment of the operating results of these discontinued products, which are credited or charged to the reserve and do not affect our operating results.

•	In 2015, we received proceeds net of legal costs, in connection with a litigation settlement. These net proceeds were recorded in fees and other revenue in our GAAP Consolidated Statements of Income.

Revenues from external customers by product in 2017, 2016 and 2015 were as follows:

(Millions)	2017	2016	2015
Health care premiums	$52,022	$54,116	$51,618
Health care fees and other revenue	5,749	5,744	5,585
Group insurance premiums	1,819	2,143	2,139
Group insurance fees and other revenues	173	108	101
Large case pensions premiums	53	39	32
Large case pensions other revenue	8	9	10

Total revenue from external customers (1) (2)	$59,824	$62,159	$59,485

(1)	All within the U.S., except approximately $634 million, $642 million and $1.3 billion in 2017, 2016 and 2015, respectively, which were derived from foreign customers.
(2)	Revenue from the U.S. federal government was approximately $20.8 billion, $20.5 billion and $17.8 billion in 2017, 2016 and 2015, respectively, in the Health Care and Group Insurance segments. These amounts exceeded 10 percent of our total revenue from external customers in each of 2017, 2016 and 2015.

The following is a reconciliation of revenue from external customers to total revenues included in our Consolidated Statements of Income in 2017, 2016 and 2015:

(Millions)	2017	2016	2015
Revenue from external customers	$59,824	$62,159	$59,485
Net investment income	950	910	917
Net realized capital (losses) gains	(239)	86	(65)

Total revenue	$60,535	$63,155	$60,337

Long-lived assets, which are principally within the U.S., were $576 million and $579 million at December 31, 2017 and 2016, respectively.

19.	Discontinued Products

Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans. In 1993, we discontinued selling these products to Large Case Pensions customers, and now we refer to these products as discontinued products. In November 2016, the last outstanding GIC matured.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is currently greater than 30 years for SPAs); so we established a reserve for anticipated future losses at the time of discontinuance. This reserve represents the present value (at the risk-free rate of return consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the obligations of the outstanding contracts.

Key assumptions in setting the reserve for anticipated future losses include future investment results, payments to retirees, mortality and retirement rates and the cost of asset management and customer service. In 2014, we modified the mortality tables used in order to reflect the more up-to-date 2014 Retired Pensioner’s Mortality table. The mortality tables were previously modified in 2012, in order to reflect the more up-to-date 2000 Retired Pensioner’s Mortality table, and in 1995, in order to reflect the more up-to-date 1994 Uninsured Pensioner’s Mortality table. In 1997, we began the use of a bond default assumption to reflect historical default experience. Other than these changes, since 1993 there have been no significant changes to the assumptions underlying the reserve.

We review the adequacy of this reserve quarterly based on actual experience. As long as our expected future losses remain consistent with prior projections, the results of the discontinued products are applied against the reserve and do not impact net income attributable to Aetna. If actual or expected future losses are greater than we currently estimate, we may increase the reserve, which could adversely impact net income attributable to Aetna. If actual or expected future losses are less than we currently estimate, we may decrease the reserve, which could favorably impact net income attributable to Aetna. As a result of this review, we released $71 million ($109 million pretax) and $84 million ($128 million pretax) in the years ended December 31, 2017 and 2016, respectively. No releases were made to the reserve in 2015. The reserve release during the year ended December 31, 2017 was primarily due to favorable mortality experience compared to assumptions we previously made in estimating the reserve. The reserve release in the years ended December 31, 2017 and 2016 also was due to favorable retirement experience as well as favorable investment performance compared to assumptions we previously made in estimating the reserve. The reserve at each of December 31, 2017 and 2016 reflects management’s best estimate of anticipated future losses and is included in future policy benefits on our Consolidated Balance Sheets.

The activity in the reserve for anticipated future losses on discontinued products in 2017, 2016 and 2015 was as follows (pretax):

(Millions)	2017	2016	2015
Reserve, beginning of period	$962	$1,067	$1,015
Operating income (loss)	29	(34)	(9)
Net realized capital gains	72	57	61
Reserve reduction	(109)	(128)	—

Reserve, end of period	$954	$962	$1,067

During 2017, our discontinued products reflected operating income and net realized capital gains, primarily attributable to gains from other investments and the sale of debt securities and investment real estate. During 2016, our discontinued products reflected operating losses and net realized capital gains, primarily attributable to gains from the sale of debt securities. During 2015, our discontinued products reflected operating losses and net realized capital gains, primarily attributable to gains from the sale of other invested assets and investment real estate. We evaluated these 2017 results against the expectations of future cash flows assumed in estimating the reserve for anticipated future losses and do not believe that an adjustment to the reserve was required at December 31, 2017.

The anticipated run-off of the discontinued products reserve balance at December 31, 2017 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)
2018	$55
2019	54
2020	52
2021	50
2022	48
Thereafter	695

Assets and liabilities supporting discontinued products(1) at December 31, 2017 and 2016 were as follows:

(Millions)	2017	2016
Assets:
Debt and equity securities available for sale	$1,623	$1,913
Mortgage loans	567	370
Other investments	564	646

Total investments	2,754	2,929
Other assets	71	104
Receivable from continuing products (2)	474	554

Total assets	$3,299	$3,587

Liabilities:
Future policy benefits	$2,165	$2,326
Reserve for anticipated future losses on discontinued products	954	962
Current and deferred income taxes	22	42
Other liabilities (3)	158	257

Total liabilities	$3,299	$3,587

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.
(2)	At the time of discontinuance, a receivable from Large Case Pensions’ continuing products was established on the discontinued products balance sheet. This receivable represented the net present value of anticipated cash shortfalls in the discontinued products, which will be funded from continuing products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets investment income on the assets available to fund the shortfall. These amounts are eliminated in consolidation.
(3)	Net unrealized capital gains on the available-for-sale debt securities are included in other liabilities and are not reflected in consolidated shareholders’ equity.

The discontinued products investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $567 million (21% of the investment portfolio) at December 31, 2017. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $500 million (4% of the investment portfolio) at December 31, 1993 to $113 million (4% of the investment portfolio) at December 31, 2017, primarily as a result of sales. The resulting proceeds were primarily reinvested in debt securities, equity securities and other investments. Over time, the then-existing mortgage loan and real estate portfolios and the reinvested proceeds have resulted in greater investment returns than we originally assumed in 1993.

At December 31, 2017, the expected run-off of the SPA liabilities, including future interest, was as follows:

(Millions)
2018	$328
2019	312
2020	297
2021	281
2022	266
Thereafter	3,240

The liability expected as of December 31, 1993 and the actual liability balances at December 31, 2017, 2016 and 2015 for the GIC and SPA liabilities were as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA
2015	$10	$2,112	$—	$2,494
2016	9	1,942	—	2,326
2017	9	1,771	—	2,165

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. In November 2016, the last outstanding GIC matured. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The distributions on our discontinued products consisted of scheduled contract maturities, settlements and benefit payments of $323 million, $364 million and $356 million for the years ended December 31, 2017, 2016 and 2015, respectively. Participant-directed withdrawals from our discontinued products were not significant in the years ended December 31, 2017, 2016 or 2015. Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Aetna Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and the accompanying financial statement schedule I (collectively, the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with the respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definitions and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

We have served as the Company’s auditor since 1972.

Hartford, Connecticut

February 23, 2018

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICoFR”) for the Company. ICoFR is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our ICoFR process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, ICoFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our ICoFR at December 31, 2017. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework” (2013). Based on this assessment, management concluded that our ICoFR was effective at December 31, 2017. Our ICoFR as well as our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears above.

Management’s Responsibility for Financial Statements

Management is responsible for our consolidated financial statements, which have been prepared in accordance with GAAP. Management believes the consolidated financial statements, and other financial information included in this report, fairly present in all material respects our financial position, results of operations and cash flows as of and for the periods presented in this report.

The financial statements are the product of a number of processes that include the gathering of financial data developed from the records of our day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. We emphasize the selection and training of personnel who are qualified to perform these functions. In addition, our personnel are subject to rigorous standards of ethical conduct that are widely communicated throughout the organization.

The Audit Committee of Aetna’s Board of Directors engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of our consolidated financial statements appears above.

Audit Committee Oversight

The Audit Committee of Aetna’s Board of Directors is comprised solely of independent directors. The Audit Committee meets regularly with management, our internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to our consolidated financial statements and ICoFR. Both KPMG LLP and our internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation of such control that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Schedule I - Financial Information of Aetna Inc.

Aetna Inc. (Parent Company Only)

Balance Sheets

	At December 31,
(Millions)	2017	2016
Assets:
Current assets:
Cash and cash equivalents	$1,981	$14,972
Investments	—	4
Income taxes receivable	184	48
Other current assets	56	109

Total current assets	2,221	15,133

Investment in affiliates (1)	23,192	23,415
Deferred income taxes	162	285
Other long-term assets	350	107

Total assets	$25,925	$38,940

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other current liabilities	$977	$792
Current portion of long-term debt	999	1,248

Total current liabilities	1,976	2,040

Long-term debt, less current portion	7,513	18,366
Employee benefit liabilities	531	545
Other long-term liabilities	68	46

Total liabilities	10,088	20,997

Shareholders’ equity:
Common stock ($.01 par value; 2.5 billion shares authorized and 326.8 million shares issued and outstanding in 2017; 2.5 billion shares authorized and 351.7 million shares issued and outstanding in 2016) and additional paid-in capital	4,706	4,716
Retained earnings	12,118	14,717
Accumulated other comprehensive loss	(1,244)	(1,552)

Total Aetna shareholders’ equity	15,580	17,881

Non-controlling interests	257	62

Total equity	15,837	17,943

Total liabilities and equity	$25,925	$38,940

(1)	Includes goodwill and other acquired intangible assets of $11.8 billion and $12.1 billion at December 31, 2017 and 2016, respectively.

Refer to accompanying Notes to Financial Statements.

Aetna Inc. (Parent Company Only)

Statements of Income

	For the Years Ended December 31,
(Millions)	2017	2016	2015
Other revenue (1)	$—	$—	$110
Net investment income	18	31	—
Net realized capital losses	(336)	(6)	—

Total revenue	(318)	25	110

Operating expenses	1,282	289	183
Interest expense	422	578	343
Loss on early extinguishment of long-term debt	246	—	—

Total expenses	1,950	867	526

Loss before income tax benefit and equity in earnings of affiliates, net	(2,268)	(842)	(416)
Income tax benefit	759	249	93
Equity in earnings of affiliates, net (2)	3,413	2,864	2,713

Net income attributable to Aetna	$1,904	$2,271	$2,390

(1)	In the year ended December 31, 2015, other revenue includes litigation-related proceeds, net of legal costs. Refer to Note 18 “Segment Information” included in this Exhibit 99.1 to this Current Report on Form 8-K for additional information.
(2)	Includes after-tax amortization of other acquired intangible assets of $171 million, $161 million and $166 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Refer to accompanying Notes to Financial Statements.

Aetna Inc. (Parent Company Only)

Statements of Comprehensive Income

	For the Years Ended December 31,
(Millions)	2017	2016	2015
Net income attributable to Aetna	$1,904	$2,271	$2,390
Other comprehensive income (loss), net of tax:
Previously impaired debt securities	(11)	(3)	(16)
All other securities	29	(15)	(256)
Derivatives and foreign currency	231	(161)	(13)
Pension and OPEB plans	59	(43)	66

Other comprehensive income (loss)	308	(222)	(219)

Comprehensive income attributable to Aetna	$2,212	$2,049	$2,171

Refer to Note 14 “Other Comprehensive (Loss) Income” included in this Exhibit 99.1 to this Current Report on Form 8-K for further information about other comprehensive income or loss.

Refer to accompanying Notes to Financial Statements.

Aetna Inc. (Parent Company Only)

Statements of Shareholders’ Equity

		Attributable to Aetna
(Millions)	Number of Common Shares Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Aetna Shareholders’ Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2014	349.8	$4,542	$11,052	$(1,111)	$14,483	$69	$14,552
Net income	—	—	2,390	—	2,390	5	2,395
Other decreases in non-controlling interests	—	—	—	—	—	(9)	(9)
Other comprehensive loss	—	—	—	(219)	(219)	—	(219)
Common shares issued for benefit plans, including tax benefits, net of employee tax withholdings	2.7	105	—	—	105	—	105
Repurchases of common shares	(3.0)	—	(296)	—	(296)	—	(296)
Dividends declared	—	—	(349)	—	(349)	—	(349)

Balance at December 31, 2015	349.5	4,647	12,797	(1,330)	16,114	65	16,179
Net income (loss)	—	—	2,271	—	2,271	(15)	2,256
Other increases in non-controlling interests	—	—	—	—	—	12	12
Other comprehensive loss	—	—	—	(222)	(222)	—	(222)
Common shares issued for benefit plans, including tax benefits, net of employee tax withholdings	2.2	69	—	—	69	—	69
Dividends declared	—	—	(351)	—	(351)	—	(351)

Balance at December 31, 2016	351.7	4,716	14,717	(1,552)	17,881	62	17,943
Net income	—	—	1,904	—	1,904	1	1,905
Other increases in non-controlling interests	—	—	—	—	—	194	194
Other comprehensive income	—	—	—	308	308	—	308
Common shares issued for benefit plans, net of employee tax withholdings	2.1	(10)	—	—	(10)	—	(10)
Repurchases of common shares	(27.0)	—	(3,845)	—	(3,845)	—	(3,845)
Dividends declared	—	—	(658)	—	(658)	—	(658)

Balance at December 31, 2017	326.8	$4,706	$12,118	$(1,244)	$15,580	$257	$15,837

Refer to accompanying Notes to Financial Statements.

Aetna Inc. (Parent Company Only)

Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2017	2016	2015
Cash flows from operating activities:
Net income attributable to Aetna	$1,904	$2,271	$2,390
Adjustments to reconcile net income including non-controlling interests to net cash used for operating activities:
Loss on early extinguishment of long-term debt	246	—	—
Equity earnings of affiliates, net (1)	(3,413)	(2,864)	(2,713)
Stock-based compensation expense	187	191	181
Net realized capital losses	336	6	—
Net change in other assets and other liabilities	(72)	328	(239)

Net cash used for operating activities	(812)	(68)	(381)

Cash flows from investing activities:
Proceeds from sales and maturities of investments	4	—	66
Dividends received from affiliates, net	3,721	2,742	1,733
Proceeds from sale of businesses, net of cash transferred	67	—	—

Net cash provided by investing activities	3,792	2,742	1,799

Cash flows from financing activities:
Issuance of long-term debt	988	12,886	—
Repayment of long-term debt	(12,351)	—	—
Net repayment of short-term debt	—	—	(500)
Common shares issued under benefit plans, net	(180)	(139)	(143)
Stock-based compensation tax benefits	—	—	53
Common shares repurchased	(3,845)	—	(296)
Net payment on interest rate derivatives	—	(274)	(25)
Dividends paid to shareholders	(583)	(351)	(349)

Net cash (used for) provided by financing activities	(15,971)	12,122	(1,260)

Net (decrease) increase in cash and cash equivalents	(12,991)	14,796	158
Cash and cash equivalents, beginning of period	14,972	176	18

Cash and cash equivalents, end of period	$1,981	$14,972	$176

Supplemental cash flow information:
Interest paid	$409	$485	$276
Income taxes refunded	733	252	282

(1)	Includes after-tax amortization of other acquired intangible assets of $171 million, $161 million and $166 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Refer to accompanying Notes to Financial Statements.

Aetna Inc. (Parent Company Only)

Notes to Financial Statements

1. Organization

The financial statements reflect financial information for Aetna Inc. (a Pennsylvania corporation) only (the “Parent Company”). The financial information presented herein includes the Balance Sheets of the Parent Company as of December 31, 2017 and 2016 and the related Statements of Income, Comprehensive Income, Shareholders’ Equity and Cash Flows for the years ended December 31, 2017, 2016 and 2015. The accompanying financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in this Exhibit 99.1 to this Current Report on Form 8-K.

2. Summary of Significant Accounting Policies

Refer to Note 2 “Summary of Significant Accounting Policies” included in this Exhibit 99.1 to this Current Report on Form 8-K for the summary of significant accounting policies.

3. Dividends

Gross cash dividends received from subsidiaries and included in net cash provided by investing activities in the Statements of Cash Flows were $4.3 billion, $2.9 billion and $2.2 billion in 2017, 2016 and 2015, respectively.

4. Acquisitions and Dispositions

Refer to Note 3 “Acquisition, Divestiture, Terminated Acquisition and Terminated Divestiture” included in this Exhibit 99.1 to this Current Report on Form 8-K for a description of acquisitions and dispositions.

5. Other Comprehensive Income (Loss)

Refer to Note 14 “Other Comprehensive Income (Loss)” included in this Exhibit 99.1 to this Current Report on Form 8-K for a description of accumulated other comprehensive income (loss).

6. Debt

Long-term debt on the Parent Company Only balance sheet excludes long-term debt of a subsidiary. That debt was acquired in the Parent Company’s acquisition of Coventry Health Care, Inc. Refer to Note 9 “Debt” included in this Exhibit 99.1 to this Current Report on Form 8-K for a description of the Parent Company’s consolidated total debt.

7. Share Repurchases

Refer to Note 13 “Shareholders’ Equity” included in this Exhibit 99.1 to this Current Report on Form 8-K for a description of share repurchases.